As filed with the Securities and Exchange Commission on April 8, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Crescent Energy Company

(Exact name of registrant as specified in its charter)

Delaware	1311	87-1133610
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

600 Travis Street, Suite 7200

Houston, Texas 77002 (713) 337-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bo Shi General Counsel

600 Travis Street, Suite 7200

Houston, Texas 77002

(713) 337-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams Jackson A. O’Maley Vinson & Elkins L.L.P. 845 Texas Avenue, Suite 4700 Houston, Texas 77002 (713) 758-2222	David Azarkh Brian E. Rosenzweig Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.0001 per share	$75,000,000	$6,952.50

(1)	Includes shares that may be purchased by the underwriters upon exercise of their option to purchase additional shares of Class A Common Stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 8, 2022

Shares

Crescent Energy Company

Class A Common Stock

We are offering                  shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

Our Class A Common Stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “CRGY.” The last reported sales price of our Class A Common Stock on the NYSE on April 7, 2022 was $17.94 per share.

Investing in our Class A Common Stock involves risks. See “Risk Factors” on page 25.

	Per Share	Total
Price to Public	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Crescent Energy Company, before expenses	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

Certain of our affiliates, including             , have indicated an interest in purchasing an aggregate of up to                  shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these affiliates, or any of these affiliates may determine to purchase more, less or no shares in this offering.

We have granted the underwriters the option to purchase up to additional shares of Class A Common Stock on the same terms and conditions set forth above within 30 days from the date of this prospectus.

Delivery of the shares of Class A Common Stock will be made on or about             , 2022.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	KKR

The date of this prospectus is             , 2022.

You should rely only on the information included or incorporated by reference in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that included or incorporated by reference in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of Class A Common Stock and seeking offers to buy shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information included or incorporated by reference in this prospectus are based on our own internal company surveys, the good faith estimates of management, independent industry publications, government publications and other independently published sources. Although we believe our internal surveys, estimates of management and these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not, imply a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Merger Transactions

On December 7, 2021, we completed the Merger Transactions (as defined below), pursuant to which the business of Contango Oil & Gas Company, a Texas corporation (“Contango”), and the business of Independence Energy LLC (“Independence”), a Delaware limited liability company and our predecessor for financial reporting purposes, combined indirectly under a new publicly traded holding company named “Crescent Energy Company.” Our Class A Common Stock is listed on the NYSE under the symbol “CRGY.” The combined company is structured as an “Up-C,” with all of our assets and operations (including those of Contango) indirectly held by our operating subsidiary, Crescent Energy OpCo LLC, a Delaware limited liability company (“OpCo”). Our sole material asset consists of economic, non-voting limited liability company interests in OpCo (“OpCo Units” and, the holders of such OpCo Units, “OpCo Unitholders”). We are the sole managing member of OpCo. Former Contango stockholders own shares of our Class A Common Stock, which have both voting and economic rights. The former owners of Independence (“Former Independence Owners”) own OpCo Units and shares of our Class B Common Stock (as defined below), which have voting (but no economic) rights. OpCo Units (together with shares of Class B Common Stock) may be redeemed or exchanged for Class A Common Stock or, at our election, cash on the terms and conditions set forth in Amended and Restated Limited Liability Company Agreement of OpCo.

Basis of Presentation

Crescent Energy Company is a holding company that conducts substantially all of its business through its consolidated subsidiaries. See “Summary—Our Corporate Structure.” The predecessor of Crescent Energy Company is Independence, which merged with and into OpCo, a subsidiary of Crescent Energy Company, on December 7, 2021, pursuant to the Merger Transactions. Crescent Energy Company is the sole managing member of OpCo and is responsible for all operational, management and administrative decisions relating to OpCo’s business and consolidates the financials results of OpCo and its subsidiaries. In the sections of this prospectus that describe our business, except as otherwise indicated or required by the context, references to the “Company,” “we,” “us,” “our” and like terms refer (i) prior to the consummation of the Merger Transactions, to Independence and its subsidiaries, and (ii) subsequent to the consummation of the Merger Transactions, to Crescent Energy Company and its subsidiaries, including OpCo and its subsidiaries.

This prospectus also includes or incorporates by reference certain pro forma financial and operating data. As used herein, except as otherwise indicated, the term “pro forma” when used with respect to any financial or operating data, refers to the historical data of Crescent Energy Company (including, as applicable, its predecessor, Independence), as adjusted after giving effect to the Merger Transactions. In addition, the pro forma financial data includes adjustments relating to (i) the redemption by certain of Independence’s consolidated subsidiaries of the noncontrolling equity interests held in such subsidiaries by a certain third-party investor in exchange for its proportionate share of the underlying oil and natural gas interests held directly or indirectly by such subsidiaries (the “Carve-Out”) and the redemption by certain of Independence’s consolidated subsidiaries of the noncontrolling equity interests held in such subsidiaries by certain third-party investors in exchange for membership interests in Independence in April 2021 (the “April 2021 Exchange,” and together with the Carve-Out, the “Carve-Out/Exchange”), (ii) the entry into the Revolving Credit Facility (as defined below) and the offering of the Original Notes (as defined below) (the “Independence Refinancing”), (iii) the acquisition of a portfolio of oil and natural gas mineral assets located in the DJ Basin from an unrelated third-party operator (the “DJ Basin Acquisition”), (iv) the acquisition of certain operated producing oil and natural gas properties predominantly located in the Central Basin Platform in Texas and New Mexico (the “Central Basin Platform Acquisition”) and (v) the February 2022 issuance of the New Notes (as defined below) and the use of proceeds therefrom to repay amounts outstanding under the Revolving Credit Facility (the “Crescent Refinancing” and together with the Carve-Out/Exchange, the Independence Refinancing, the DJ Basin Acquisition and the Central Basin Platform Acquisition, the “Crescent Transactions”). Further, Contango completed the acquisition of Mid-Con Energy Partners, LP (the “Mid-Con Acquisition”), the acquisition of Grizzly Operating, LLC (the “Grizzly Acquisition”), and the acquisition of certain assets located in the Wind River Basin of Wyoming (the “Wind River Basin Acquisition” and, together with the Mid-Con Acquisition and the Grizzly Acquisition, the “Contango Transactions”) during the period presented. The unaudited pro forma condensed combined statement of operations (the “pro forma statement of operations”) for the year ended December 31, 2021 gives effect to each of the Merger Transactions, the Crescent Transactions and the Contango Transactions (together, the “Transactions”) as if they had been consummated on January 1, 2021. Pro forma financial data contains certain reclassification adjustments to conform the historical Contango financial statement presentation to our financial statement presentation. In each case, the pro forma data is presented for illustrative purposes only and should not be relied upon as an indication of the financial condition or the operating results that would have been achieved if the Transactions had taken place on the specified dates. In addition, future results may vary significantly from the results reflected in such pro forma financial and operating data and should not be relied on as an indication of future results. For additional information regarding the pro forma data included or incorporated by reference herein, see our pro forma statement of operations for the year ended December 31, 2021, together with the related notes thereto, as filed on our Current Report on Form 8-K on April 8, 2022.

Further, the financial information and certain other information presented in this prospectus have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in certain tables in this prospectus. In addition, certain percentages presented in this prospectus reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

Presentation of the Uinta Acquisition

The Uinta Acquisition (as defined below) was consummated on March 30, 2022; however, except with respect to estimates of our oil and natural gas reserves and related future net cash flows and present values thereof or unless otherwise indicated, the information set forth in this prospectus, including pro forma financial and operating data, does not include adjustments giving effect to the Uinta Acquisition. Pursuant to the exception set forth in Rule 3-05(b)(4) of Regulation S-X, financial statements of an acquired business that does not exceed 50% significance are not required to be included in the registration statement of which this prospectus forms a part. Accordingly, except where otherwise indicated, financial and operating data included or incorporated by reference in this prospectus excludes impact of the interests acquired in the Uinta Acquisition.

SUMMARY

This summary highlights information included elsewhere in, or incorporated by reference into, this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A Common Stock. You should carefully read the entire prospectus, together with the additional information described under “Information Incorporated by Reference,” before investing in our Class A Common Stock. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters’ option to purchase additional shares of Class A Common Stock is not exercised. This prospectus includes certain terms commonly used in the oil and natural gas industry, which are defined elsewhere in this prospectus in the “Glossary of Terms” contained in Annex A. Unless otherwise indicated, the estimates of our proved, probable and possible reserves as of December 31, 2021 have been prepared or audited, as applicable, by Netherland, Sewell & Associates, Inc. (“NSAI”), Haas Petroleum Engineering Services, Inc., Cawley, Gillespie & Associates, Inc. (“CG&A”) and William M. Cobb & Associates, Inc., our independent reserve engineers (collectively, “Independent Reserve Engineers”).

Our Company

Overview

We are a well-capitalized U.S. independent energy company with a portfolio of low-decline assets in proven basins across the lower 48 states that generate substantial cash flow and deliver significant stockholder returns. Our core leadership team is a group of experienced investment, financial and industry professionals who continue to execute on the strategy we have employed since 2011. Our mission is to invest in energy assets and deliver better returns through strong operations and stewardship. We seek to deliver attractive risk-adjusted investment returns and predictable cash flows across cycles by employing our differentiated approach to investing in the oil and gas industry. Our approach employs a unique business model that combines an investor mindset and deep operational expertise to pursue a cash flow-based investment mandate focused on operated working interests with an active risk management strategy. Our Class A Common Stock trades on the NYSE under the symbol “CRGY.”

We pursue our strategy through the production, development and acquisition of oil, natural gas and natural gas liquid (“NGL”) reserves. Our free cash flow-focused portfolio includes a balanced set of oil and natural gas assets in proven onshore U.S. basins with substantial existing production, a low decline rate and an acreage position that is 96% held by production, inclusive of the assets acquired in the Uinta Acquisition. As a result of this low decline profile, which averages 13% and 11% over the next five years and ten years, respectively, and is expected to be 22% in 2022 based on forecasts used in our reserve reports, we require relatively minimal capital expenditures to maintain our production and cash flows, which support our dividend policy. We have a robust inventory of attractive operated undeveloped locations, providing for optimal flexibility to maintain or grow our production base. Our portfolio is enhanced and complemented by our additional interests in mineral acreage and midstream infrastructure, which provide operational benefits and enhance our cash flow margins.

We have built a substantial portfolio of reserves, production, cash flows and reinvestment opportunities. On a pro forma basis after giving effect to the Transactions, our portfolio of assets:

•

at December 31, 2021, consisted of 531.6 net MMBoe (or 597.8 net MMBoe after giving effect to the Uinta Acquisition) of proved reserves, of which approximately 55% were liquids, reflecting $5.0 billion (or $6.0 billion after giving effect to the Uinta Acquisition) in net proved standardized measure and $5.2 billion and $6.8 billion (or $6.2 billion and $8.2 billion after giving effect to the Uinta Acquisition) in net proved present value discounted at PV-10 at SEC pricing and NYMEX pricing as of March 31, 2022, respectively;

•	during the year ended December 31, 2021, generated a $434.7 million net loss, $682.0 million of Adjusted EBITDAX and $383.9 million of Levered Free Cash Flow; and

•

at December 31, 2021, excluding the Uinta Acquisition, had 1,528 gross (685 net) undrilled locations, including 567 gross (450 net) operated drilling locations. Of our total 685 net locations, 159 net locations are identified as PUD drilling locations. In total, our drilling locations represent, which represented an aggregate of over $3.5 billion of reinvestment potential, of which $0.9 billion is attributable to PUD drilling locations in total. In addition, we believe the Uinta Acquisition assets will contribute a multi-year inventory of high-quality oil-weighted undeveloped locations to our existing asset base.

For definitions of Adjusted EBITDAX and Levered Free Cash Flow, including reconciliations to the nearest U.S. generally accepted accounting principles (“GAAP”) measure, see “—Summary Historical Financial Data—Non-GAAP Financial Measures.”

Free cash flow-focused portfolio promotes return of capital to investors

We have constructed a liquids-weighted portfolio of long-lived reserves and low decline production that generates substantial cash flow with a robust inventory of attractive undeveloped locations. We believe that the stable nature of our producing assets and combined with our hedging strategy and low leverage profile provides us the ability to generate strong free cash flow in a variety of commodity price environments, which positions us to maintain financial strength consistently return capital to stockholders. Our estimated 2022 PDP decline rate of 22%, based on forecasts used in our reserve reports, is substantially lower than the industry average. The low decline nature of our asset base requires minimal reinvestment to maintain our production, and provides us with significant flexibility to pursue both reinvestment opportunities within our current portfolio, strategic acquisitions and/or return capital to investors. While many of our peers have historically outspent their cash flows, we have averaged a reinvestment rate, which we define as our historical capital expenditures (excluding acquisitions) over a specified period as a percentage of our historical Adjusted EBITDAX for such period, of 45% of Adjusted EBITDAX since 2018. This highlights management’s capital discipline and commitment to returning capital to stockholders. Adjusted EBITDAX is a non-GAAP financial measures, as discussed further under “—Summary Historical Financial Data—Non-GAAP Financial Measures.”

Our dividend framework to distribute 10% of Adjusted EBITDAX is designed to deliver a reliable return of capital to our stockholders. Our dividend policy is designed to be more stable than that of our peers as it is not impacted by capital expenditures with dividends taking priority to reinvestment decisions. Our management team has a long history of paying dividends to stockholders and Independence, our predecessor, paid dividends for nine consecutive years as a private company, through volatile commodity and market conditions and while maintaining a low leverage profile.

Low-decline production base underpins free cash flow generation and dividend

Our PDP reserves as of December 31, 2021 have estimated average five-year and ten-year annual decline rates of approximately 13% and 11%, respectively, and an estimated 2022 PDP decline rate of 22%, based on forecasts used in our reserve reports. As a result of this low decline profile, we require relatively minimal capital expenditures to maintain our production and cash flows, supporting our dividend policy. Our properties located in the Eagle Ford, Rockies and Barnett represent approximately 80% of our proved reserves as of December 31, 2021, and provide us with diversification from both a regional location and commodity price perspective, which provides us certain downside protection as it relates to commodity-specific pressures, isolated infrastructure constraints or severe weather events. Our net proved standardized measure totaled $6.0 billion as of December 31, 2021 after giving effect to the Uinta Acquisition. The table below illustrates the aggregate leasehold acreage positions, reserve volumes and weighted average decline profiles associated with our proved assets as of December 31, 2021.

	Net Acreage	Net Proved Reserves (1)	% Oil & Liquids (1)	Net PD Reserves (1)	Weighted Average Annual PDP Decline (2)		Net Proved PV-10 (1)(3)		Net PD PV-10 (1)(3)
Operating Area					Five Year	Ten Year	SEC (1)	NYMEX (6)	SEC (1)	NYMEX (6)
	(M)	(MMBoe)		(MMBoe)			(MM)		(MM)
Eagle Ford	143	136	79%	84	13%	11%	$1,954	$2,517	$1,307	$1,643
Rockies (4)	243	147	52%	143	10%	10%	1,319	1,782	1,250	1,700
Barnett	133	130	16%	129	6%	6%	605	852	605	852
Permian	107	54	69%	37	15%	12%	594	751	458	587
Mid-Con	365	40	67%	40	11%	10%	413	541	411	537
Other (5)	37	25	71%	26	17%	12%	274	338	274	338

Total excluding Uinta	1,028	532	54%	459	11%	10%	$5,159	$6,781	$4,305	$5,658
Uinta	145	66	65%	40	28%	21%	1,054	1,466	733	1,029
Total including Uinta	1,174	598	55%	499	13%	11%	$6,213	$8,247	$5,038	6,687

(1)

Our reserves and present value (discounted at ten percent, or PV-10) were determined using average first-day-of-the-month prices for the prior 12 months in accordance with guidance from the Securities and Exchange Commission (“SEC”). For oil and NGL volumes, the average WTI posted price of $66.56 per barrel as of December 31, 2021, was adjusted for items such as gravity, quality, local conditions, gathering, transportation fees and distance from market. For natural gas volumes, the average Henry Hub Index spot price of $3.598 per MMBtu as of December 31, 2021, was similarly adjusted for items such as quality, local conditions, gathering, transportation fees and distance from market. All prices are held constant throughout the lives of the properties. The average adjusted product prices over the remaining lives of the properties are $64.84 per barrel of oil, $3.46 per Mcf of natural gas and $27.21 per barrel of NGLs.

(2)

Reflects the estimated annualized decline rates of our PDP reserves as of December 31, 2021 from the monthly period ending January 31, 2022 and the monthly period ending January 31, 2027 for the five-year decline and from the monthly period ending January 31, 2022 and the monthly period ending January 31, 2032 for the ten-year decline, in each case based on the forecasts used in estimating our proved reserves.

(3)

Reflects the net Proved and PD present values reflected in our proved reserve estimates as of December 31, 2021. PV-10 is not a financial measure prepared in accordance with GAAP. See “—Summary Reserve and Operating Data” for additional discussion.

(4)

We have a contractual right to participate in 29 thousand net acres in the DJ Basin through an agreement with a large operator and will be entitled to receive our proportionate share of acreage in the future based on our participation in proposed wells.

(5)	Includes working interest properties located in California as well as diversified mineral and royalty interests.
(6)

The NYMEX reserves, PV-0 and PV-10 of Crescent Energy Company and the Uinta Acquisition were determined using index prices for oil and natural gas, respectively, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for our estimates of quality, transportation fees, and market differentials. The five-year average strip pricing for the reserve calculations based on NYMEX futures pricing at closing on March 31, 2022 were $79.71 per Bbl of oil, and $4.27 per MMBtu of natural gas. See “—Summary Reserve and Operating Data—Summary Reserve Data based on NYMEX Pricing.”

Attractive development opportunities

Our development inventory is low-risk and located in proven basins with substantial well control. As of December 31, 2021, excluding the Uinta Acquisition, we have identified 1,528 gross (685 net) undrilled locations, including 567 gross (450 net) operated drilling locations. Of our total 685 net locations, 159 net locations are identified as PUD drilling locations as of December 31, 2021. In addition, we believe the

Uinta Acquisition assets will contribute a multi-year inventory of high-quality oil-weighted undeveloped locations to our existing asset base. The majority of these locations are on acreage that is held by production, providing valuable optionality. This allows us to react quickly to commodity price fluctuations and focus on opportunities that provide high return on invested capital.

Eagle Ford. We have operated and non-operated Eagle Ford development opportunities with attractive return profiles in Dimmit, Frio, Atascosa, Zavala and Webb Counties, Texas. As of December 31, 2021, we have identified 890 gross (393 net) undrilled locations in the Eagle Ford, including 270 gross (259 net) operated drilling locations. Of our total 393 net locations, 123 net locations are reflected as PUDs.

Permian. We have operated and non-operated Permian development opportunities with attractive return profiles in Reeves, Ector and Pecos Counties, Texas targeting the Wolfcamp, Bone Spring and Spraberry formations. As of December 31, 2021, we have identified 326 gross (123 net) undrilled locations in the Permian, including 153 gross (88 net) operated drilling locations. Of our total 123 net locations, 18 net locations are reflected as PUDs.

Total identified drilling locations (excluding the Uinta Acquisition assets). The following table describes our net identified drilling locations and total reinvestment opportunity calculated based on the estimated net drilling and completion (“D&C”) expenditures by area, in each case, as of December 31, 2021. Such data does not include the Uinta Acquisition assets, which will contribute what we believe to be a multi-year inventory of high-quality oil-weighted undeveloped locations.

	Total Net Identified Drilling Locations (1)	Operated Net Identified Drilling Locations (1)	Total Estimated Net D&C Expenditures
			(in millions)
Eagle Ford	393	259	$2,166
Permian	123	88	842
Other (2)	169	103	587

Total	685	450	$3,595

(1)

Includes 123, 18 and 19 net PUD locations in the Eagle Ford, Permian and our other operating areas, respectively, with associated estimated net D&C expenditures of $766 million, $136 million and $21 million, respectively. Does not include minerals. For information regarding the assumptions underlying our identified reinvestment opportunities, see “Items 1 and 2. Business and Properties” in our Annual Report on Form 10-K for the year ended December 31, 2021, incorporated herein by reference.

(2)	Includes drilling locations in the Rockies, Barnett and other areas.

In addition to our identified drilling locations listed in the table above and the Uinta Acquisition assets, we have additional undeveloped locations under our mineral and royalty interests that, when developed by the oil and natural gas companies designated as the operators on such acreage, will provide cash flows unburdened by capital costs.

Business Strategies

Our primary business objective is to deliver free cash flow and attractive risk-adjusted returns for our investors through the execution of the following strategies:

•

Build and operate a diversified portfolio of proven, low-risk, cash-flowing assets. We have constructed a liquids-weighted portfolio of long-lived reserves and low decline production that generates substantial cash flow with a robust inventory of attractive undeveloped locations. We believe that the stable nature of our producing assets combined with our hedging strategy and low leverage profile provides us the opportunity to generate strong free cash flow in a variety of commodity price environments, which positions us to consistently return capital to stockholders. For example, while many of our peers have historically outspent their cash flows in pursuit of production growth and left themselves particularly vulnerable to declines in commodity prices, we have averaged a reinvestment rate of 45% of Adjusted EBITDAX since 2018. For a definition of Adjusted EBITDAX, including a reconciliation to the nearest GAAP measure, see “—Summary Historical Financial Data—Non-GAAP Financial Measures.” We expect to continue to utilize the free cash flow generated from our producing assets to pay dividends to stockholders, maintain conservative leverage levels, reinvest in existing development opportunities and strategically pursue complementary, accretive acquisitions.

•

Maximize returns to stockholders through disciplined reinvestment. We believe we have an extensive inventory of low-risk, high-return development opportunities that are capable of generating attractive cash on cash returns. However, we seek to find the right balance between returning additional capital to investors in the short-term and investing for longer-term value creation, such as through drilling and accretive acquisitions. As of December 31, 2021, we identified 1,528 gross (685 net) undrilled locations, including 567 gross (450 net) operated drilling locations representing over $3.5 billion of reinvestment potential. Of our total 685 net locations, 159 net locations were identified as PUD drilling locations as of December 31, 2021 and reflect $0.9 billion of anticipated capital spend. In addition, we believe the Uinta Acquisition assets will contribute a multi-year inventory of high-quality oil-weighted undeveloped locations to this existing asset base. After accounting for the Uinta Acquisition, our 2022 expected capital program, which totals between $600 million and $700 million, is approximately 95% allocated to D&C (80 to 85% to our operated assets primarily in the Eagle Ford and Uinta basins and 10 to 15% to non-operated activity) and approximately 5% to other capital expenditures. Our high degree of operational control and the fact that our asset base is largely held by production provides flexibility over the execution of our development program, including the timing, amount and allocation of our capital expenditures. Including the Uinta Acquisition assets, approximately 96% of our net acreage as of December 31, 2021 was held by production.

•

Focus on financial strength and flexibility. We intend to maintain a conservative and flexible capital structure to actively manage risk across the business. As of December 31, 2021 as adjusted for the February Notes issuance and March close of the Uinta Acquisition, we had $373 million in liquidity, including $129 million of cash and cash equivalents and $244 million of available borrowings under the credit agreement (the “Revolving Credit Facility”) ($1.8 billion borrowing base, with elected commitments of $1.3 billion and outstanding letters of credit of $21 million), and total outstanding principal indebtedness of $1.7 billion. On March 29, 2022, in contemplation of the closing of the Uinta Acquisition, we closed on an amendment to our Revolving Credit Facility increasing our borrowing base to $1.8 billion, with elected commitments of $1.3 billion, an increase of $600 million from the prior elected commitment of $700 million. We intend to maintain conservative leverage in the future with a long-term corporate leverage target at or below 1.0x net debt to Adjusted EBITDAX. See “—Summary Historical Financial Data—Non-GAAP Financial Measures” for our definition of Adjusted EBITDAX and reconciliations of Adjusted EBITDAX to net income (loss), the nearest comparable GAAP measure. In addition, we employ an active hedging strategy that allows us to protect the balance sheet and corporate returns while maintaining adequate exposure to commodity prices and upside therefrom.

•	Develop industry-leading environmental, social and governance (“ESG”) practices that benefit our stakeholders and the communities in which we operate. We view exceptional performance in managing ESG issues as an opportunity to differentiate ourselves from our peers, mitigate risks and strengthen operational performance, as well as benefit our stakeholders and the communities in which we operate. Our ESG program is overseen by senior management, executed together with experienced industry professionals throughout our organization and supported by the resources of the KKR Group, along with the assistance of expert third-party advisors for insights on best practices. In December 2021, we released our inaugural ESG report, which included key performance metrics according to Value Reporting Foundation’s Sustainability Accounting Standards Board (“SASB”) Standard for Oil & Gas – Exploration & Production and also established our key ESG priorities. We are committed to engaging across our organization to assess and manage key ESG issues. In connection with that commitment, we have also established an ESG Advisory Council to advise management and our board of directors on ESG-related issues. We are also working to reduce greenhouse gas (“GHG”) emissions by implementing aggressive methane reduction targets and eliminating routine flaring where feasible, among other initiatives. In February 2022, we joined the Oil & Gas Methane Partnership (OGMP) 2.0 Initiative to enhance reporting of methane emissions reduction programs. We plan to include short and long term ESG targets in our 2021 ESG report. Our goal is to achieve ESG performance that positions us as leaders in the industry.

•

Evaluate and pursue opportunistic and value-oriented acquisitions focused on cash-on-cash returns. Our business has been built over time through a series of strategic mergers and acquisitions. We are experienced acquirers and have been executing a strategy of opportunistically acquiring well understood cash flow oriented assets since the founding of the business. We employ a differentiated business model that combines an investor mindset with deep operational expertise to deliver sustainable stockholder value creation. Since 2020, we have completed ten acquisitions, including the Uinta Acquisition (as defined below), as discussed further under “—Recent Developments.” We believe today’s market dynamic creates an attractive market for consolidation, driven by historically low equity capital formation and an increasing supply of assets and businesses for sale. We anticipate a large and increasing universe of attractive target opportunities from the divestiture programs of majors and large-cap independents, subscale public and private companies, private and unnatural owners seeking liquidity and bolt-on opportunities near existing assets. We will continue to evaluate acquisitions consistent with our cash flow-based strategy to further improve our asset portfolio and enhance investor returns. Our recent Uinta Acquisition highlights our acquisition strategy to buy low-risk cash flow oriented assets that are accretive and enhance our portfolio while maintaining low leverage.

Competitive Strengths

We believe that the following competitive strengths differentiate us from our peers and uniquely position us to achieve our primary business objective.

•

Diversified free cash flow-generating production base supports the dividend and drives enhanced stockholder returns. We have built a large, balanced portfolio of producing properties that generate substantial free cash flow with significant developmental upside to enhance our production, free cash flow and stockholder returns. Our reserves are generally long-lived and characterized by relatively low production decline rates. Our estimated 2022 PDP decline rate of 22% is substantially lower than the industry average. The low decline nature of our asset base requires minimal capital reinvestment to maintain our production, and provides us with significant flexibility to pursue both reinvestment opportunities within our current portfolio, strategic acquisitions and/or return capital to investors. Our producing properties have been substantially de-risked from years of development and have sufficient existing infrastructure to transport our production to market. Our geographic diversity also leaves us less susceptible to geographically isolated infrastructure constraints, severe weather events and other risks. We believe the combination of our low decline and liquids-weighted asset profile combined with our active hedging strategy and low leverage profile positions us to generate free cash flow throughout the commodity cycles that may be returned to stockholders through dividends.

•

Disciplined investment in development and complementary opportunities. We have a proven history of utilizing cash flows generated from our producing assets to reinvest in the development of our oil and natural gas assets. As of December 31, 2021, we identified 1,528 gross (685 net) undrilled locations, of which 159 net drilling locations are identified as PUD drilling locations as of December 31, 2021, representing over $3.5 billion of reinvestment potential, of which $0.9 billion is attributable to PUD drilling locations. In addition, we believe the Uinta Acquisition assets will contribute a multi-year inventory of high-quality oil-weighted undeveloped locations to this existing asset base. We believe that our reinvestment in development opportunities has generated attractive risk-adjusted returns through strong operations, commercial creativity, capital discipline and strong risk management. Additionally, we will continue to strategically evaluate accretive acquisitions of oil and natural gas assets in targeted areas that are complementary to our underlying asset base and are supported by strong cash flow.

•

Aligned management team with a proven track record and ESG focus. Our executive leadership team is a group of experienced investment, financial and industry professionals who have a demonstrated track record of employing our strategy since 2011, with experience in asset management, capital allocation, ESG stewardship, risk management, investing, finance and accounting. Our differentiated approach, which was created through combining superior financial and risk management capabilities with premier operational capabilities, provides us with a competitive advantage in navigating a variety of commodity price and market environments. Our talented and highly motivated operational leadership are experts in their respective geographies and utilize their expertise to drive the day-to-day operations of our assets. Furthermore, the performance-based incentive structure of our Management Agreement (as defined below) and the significant equity ownership of stockholders associated with our Manager provide for alignment of interests for long-term value creation. Additionally, our relationship with the KKR Group also provides us access to a constellation of global resources, including a deep bench of experienced investment professionals and resources specifically dedicated to monitoring and understanding issues and trends, recommending strategies, providing assistance and otherwise helping companies navigate changing market dynamics with respect to ESG-related issues, including the KKR Group’s Global Institute and Public Affairs team.

•

Well-capitalized balance sheet and strong liquidity profile supported by active risk management approach. As of December 31, 2021 as adjusted for the Notes Offering and Uinta Acquisition, we had total principal indebtedness of $1.7 billion and $373 million of liquidity, including $129 million in cash and available borrowings under the Revolving Credit Facility (reflecting the increase of the borrowing base to $1.8 billion with elected commitments of $1.3 billion in connection with the Uinta Acquisition closing). Since our inception, our strategy has been to maintain a conservative balance sheet, low leverage and an active risk management program. For example, our net leverage ratio on a net debt to trailing twelve month Adjusted EBITDAX basis has averaged 1.2x since 2011. While maintaining these conservative leverage levels, we generated a net loss of $434.7 million and Levered Free Cash Flow of $383.9 million for the year ended December 31, 2021, on a pro forma basis for the Transactions. See “—Summary Historical Financial Data—Non-GAAP Financial Measures” for definitions of Adjusted EBITDAX and Levered Free Cash Flow and reconciliations to the nearest comparable GAAP metrics.

Development Program and Capital Budget

Our development program is designed to prioritize the generation of attractive risk-adjusted returns and meaningful free cash flow and is inherently flexible, with the ability to modify our capital program as necessary to react to the current market environment. On a pro forma basis for the Transactions, our capital expenditures, excluding acquisitions, incurred during the year ended December 31, 2021 totaled approximately $231.6 million. For the year ending December 31, 2022, including nine months of contribution from the Uinta Acquisition, we expect to incur approximately $600 million to $700 million, excluding acquisitions.

After accounting for the Uinta Acquisition, our 2022 expected capital program, which totals between $600 million and $700 million, is approximately 95% allocated to D&C drilling and completion (80 to 85% to our operated assets primarily in the Eagle Ford and Uinta basins and 10 to 15% to non-operated activity) and approximately 5% to other capital expenditures. Due to the flexible nature of our capital program and the fact that our acreage is 96% held by production, inclusive of the Uinta Acquisition, we could choose to defer a portion or all of these planned capital expenditures depending on a variety of factors, including, but not limited to, the success of our drilling activities, prevailing and anticipated prices for oil, gas and NGLs and resulting well economics, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other interest owners.

Our Relationship with the KKR Group

On December 7, 2021, in connection with the closing of the Merger Transactions, we entered into the management agreement (the “Management Agreement”), dated as of December 7, 2021, by and between the Company and KKR Energy Assets Manager LLC, a Delaware limited liability company (the “Manager”), that engages the Manager to provide certain management and investment advisory services to us and our subsidiaries. Our management team provides services to us pursuant to the Management Agreement.

The Manager is an indirect subsidiary of KKR & Co. Inc. (together with its subsidiaries, the “KKR Group”). The KKR Group is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions.

Pursuant to the Management Agreement, the Manager has agreed to provide us with management services, including senior members of our full executive and corporate management teams, and other assistance, including with respect to strategic planning, risk management, identifying and screening potential acquisitions, identifying and analyzing ESG issues and providing such other assistance as we may require. Furthermore, entities affiliated with the KKR Group invested in the predecessor of Crescent, helped found the strategy we have employed since 2011 and continue to hold a significant investment in our company.

Through our integration with the KKR Group’s global platform, we believe that we benefit from: the power of the “KKR” brand; KKR Global Macro and Asset Allocation, which assists with assessing the impact of macroeconomic factors on potential investments and helps identify market opportunities; KKR Capital Markets, which assists with optimizing the capital structure of investments and underwrites and arranges debt, equity and other forms of financing for both KKR portfolio companies and independent clients; KKR Public Affairs, which, together with the KKR Global Institute, provides insight into public policy, government and regulatory affairs, including experience working with key stakeholders, such as labor unions, industry and trade associations and non-governmental organizations, and ESG issues and opportunities; and KKR Capstone, which creates value by assisting with due diligence and identifying and delivering sustainable operational performance improvements within the KKR Group’s portfolio companies.

For additional information regarding our Management Agreement and our relationship with the KKR Group, see “Risks related to our business and the oil and natural gas industry” in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021, incorporated herein by reference and “Underwriting (Conflicts of Interest)” herein.

Merger Transactions and Our Corporate Structure

On December 7, 2021, we completed the transactions contemplated by the Transaction Agreement, which included the merger of Independence with and into OpCo, the merger of IE Merger Sub Inc., a Delaware corporation, with and into Contango, with Contango surviving the merger as a direct wholly owned corporate subsidiary of the Company (the “Contango Merger”), the subsequent merger of Contango with and into IE L Merger Sub LLC, a Delaware limited liability company, with IE L Merger Sub LLC surviving the merger as a wholly owned subsidiary of us, which we describe as the “Merger”, and the subsequent contribution of such surviving subsidiary by us to OpCo (such transactions, the “Merger Transactions”), pursuant to which Contango’s business combined with Independence’s business indirectly under a new publicly traded holding company named “Crescent Energy Company.” From and after December 8, 2021, our Class A Common Stock has been listed on the NYSE and trades under the symbol “CRGY.” Our company is structured as an “Up-C.” Former Contango stockholders own shares of our Class A Common Stock, which have both voting and economic rights. Former Independence Owners own OpCo Units and corresponding shares of Class B common stock, par value $0.0001 per share, of the Company (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”), which shares of Class B Common Stock have voting (but no economic) rights. We are a holding company, and our sole material asset consists of OpCo Units. We are the sole managing member of OpCo. We are therefore responsible for all operational, management and administrative decisions relating to OpCo’s business and consolidate the financial results of OpCo and its subsidiaries.

The following diagram displays our simplified ownership structure, as of December 31, 2021 and after giving effect to the issuance of the New Notes, the Revolving Credit Facility Amendment (as defined below) and this offering:

(1)	Guarantors under the Revolving Credit Facility and Senior Notes.

Recent Developments

$200.0 million Senior Notes Issuance

In February 2022, we issued an additional $200.0 million aggregate principal amount of our 7.250% senior notes due 2026 (the “New Notes”). The New Notes were issued as additional notes pursuant to our $500.0 million issuance in May 2021 (the “Original Notes” and, together with the New Notes, the “Senior Notes”). The New Notes are treated as a single series and will vote together as a single class with the Original Notes, and have identical terms and conditions, other than the issue date, the issue price and the first interest payment, as the Original Notes. We used the net proceeds from the New Notes to repay a portion of the amounts outstanding under the Revolving Credit Facility.

Uinta Basin Acquisition

On March 30, 2022, one of our operating subsidiaries (the “Purchaser”), and OpCo consummated the purchase from Verdun Oil Company II LLC, a Delaware limited liability company (the “Seller”), all of the issued and outstanding membership interests (the “Purchased Interests”) of Uinta AssetCo, LLC, a Texas limited liability company and wholly owned subsidiary of the Seller (“UtahCo” and, such transactions, the “Uinta Acquisition”), pursuant to a Membership Interest Purchase Agreement (the “Purchase Agreement”) with Seller. As a result, UtahCo—and indirectly the Company—now holds all previously held development and production assets of, and certain obligations of, EP Energy E&P Company, L.P. (“EP Energy”) located in the state of Utah. Such assets include an aggregate approximately 145,000 net acres, primarily located in Duchesne and Uintah Counties, Utah, with approximately 400 currently producing wells. Through this acquisition, we acquired low-risk assets with a strong production base and what we believe to be a multiyear inventory of high-quality oil-weighted undeveloped locations. As of December 31, 2021, the proved reserves associated with the Uinta Acquisition assets reflect $1.0 billion in net proved standardized measure and $1.1 billion and $1.5 billion in net proved present value (discounted at ten percent, or PV-10) at SEC pricing as of December 31, 2021 and NYMEX pricing as of March 31, 2022, respectively. For additional information regarding the reserves acquired in the Uinta Acquisition, see “—Summary Reserve and Operating Data.”

Total consideration at closing, inclusive of purchase price adjustments, expenses and costs incurred in connection with modifying certain hedges that we assumed from EP Energy at closing. The Uinta Acquisition was funded with cash on hand and borrowings under the Revolving Credit Facility. In connection with the closing of the transaction, we entered into an amendment to the Revolving Credit Facility (the “Revolving Credit Facility Amendment”) to, among other things, increase the borrowing base to $1.8 billion and the elected commitment amount to $1.3 billion.

Commodity Hedging Program

A key tenet of our focused risk management effort is an active economic hedging strategy to mitigate near-term price volatility while maintaining long-term exposure to underlying commodity prices. Our hedging program limits our near-term exposure to product price volatility and allows us to protect the balance sheet and corporate returns through commodity cycles and return capital to investors. Future transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty. Additionally, we may enter into collars, whereby we receive the excess, if any, of the fixed floor over the floating rate or pay the excess, if any of the floating rate over the fixed ceiling.

As of March 31, 2022, our derivative portfolio had an aggregate notional value of approximately $2.2 billion. We determine the fair value of our oil and natural gas commodity derivatives using valuation techniques that utilize market quotes and pricing analysis. Inputs include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. The following table details the Company’s open commodity derivative contracts as of March 31, 2022.

	WTI		Brent		Natural Gas		NGLs
	Volume (MBbl)	Avg Price ($/Bbl)	Volume (MBbl)	Avg Price ($/Bbl)	Volume (BBtu)	Avg Price $/MMBtu	Volume (MBbl)	Avg Price $/Bbl
Q1’22	2,862	$61.67	123	$56.35	22,534	$2.79	914	$17.20
Q2’22	3,715	$65.20	125	$56.35	21,690	$2.77	873	$17.13
Q3’22	3,580	$64.59	126	$56.36	20,634	$2.76	610	$29.87
Q4’22	3,301	$64.08	126	$56.36	20,180	$2.78	587	$29.74
FY’23	10,865	$59.78	527	$52.52	57,278	$2.54	—	—
FY’24	5,721	$63.82	276	$68.65	9,604	$3.56	—	—

Note: Includes hedges from January 1, 2022 through December 31, 2024. Included in the figures above are minor Henry Hub collar positions totaling 510 BBtu, 550 BBtu, and 9,150 BBtu in Q1 2022, 2023 and 2024, respectively. For the same periods, these collars have a weighted average floor price of $3.00 / MMBtu, $2.63 / MMBtu and $3.00 / MMBtu, respectively and a weighted average ceiling price of $3.41 / MMBtu, $3.01 / MMBtu and $3.87 / MMBtu, respectively. Also included in the figures above are WTI collars totaling 1,155 Mbbl for 2023 with a weighted average floor and ceiling price of $48.68 / Bbl and $57.87 / Bbl, respectively. Weighted average price for collar positions in the table above calculated using March 29, 2022 strip pricing.

The Offering

Issuer	Crescent Energy Company

Class A Common Stock offered by us	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate additional shares of our Class A Common Stock.

Class A Common Stock outstanding

immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Class B Common Stock outstanding

immediately after this offering	127,536,463 shares. Class B shares are non-economic. In connection with any redemption of OpCo Units pursuant to the Redemption Right (as defined below) or acquisition pursuant to our call right, the corresponding number of shares of Class B Common Stock will be cancelled.

Voting power of Class A Common Stock

after giving effect to this offering	% (or 100% if all outstanding OpCo Units held by the OpCo Unitholders were redeemed (along with a corresponding number of shares of our Class B Common Stock) for newly issued shares of Class A Common Stock on a one-for-one basis).

Voting power of Class B Common Stock

after giving effect to this offering	% (or 0% if all outstanding OpCo Units held by the OpCo Unitholders were redeemed (along with a corresponding number of shares of our Class B Common Stock) for newly issued shares of Class A Common Stock on a one-for-one basis).

Voting rights	Prior to the Trigger Date (as defined in the section herein titled “Description of Capital Stock”), holders of our Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date, the holders of our Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See the section titled “Description of Capital Stock.”

Use of proceeds	We estimate that, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, we will receive approximately $ million of net proceeds from this offering, or $ million if the option to purchase additional shares is exercised in full.

We anticipate that we will contribute all of the net proceeds from this offering to OpCo in exchange for a number of OpCo Units equal to the number of shares of our Class A common stock issued in this offering. We intend to use the net proceeds from this offering to repay a portion of the amounts outstanding under the Revolving Credit Facility that were incurred in connection with the closing of the Uinta Acquisition. Affiliates of certain of the underwriters are lenders under the Revolving Credit Facility and, as a result, will receive a portion of the net proceeds from this offering. See the section titled “Use of Proceeds.”

Dividend policy	We paid our first quarterly cash dividend of $0.12 per share of our Class A Common Stock on March 31, 2022 to stockholders of record as of March 18, 2022. We target dividends to stockholders of 10% of Adjusted EBITDAX, but payments will depend on our level of earnings, financial requirements and other factors and will be subject to approval by our board of directors, applicable law and the terms of our existing debt documents. Please see the section titled “Dividend Policy.”

Listing and trading symbol	Shares of our Class A Common Stock trade on the NYSE under the symbol “CRGY.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A Common Stock.

Conflicts of interest	Affiliates of KKR Capital Markets LLC own in excess of 10% of our issued and outstanding common stock. In addition, affiliates of Credit Suisse Securities (USA) LLC will receive at least 5% of the net offering proceeds as a result of repayment of borrowings under the Revolving Credit Facility. See “Use of Proceeds.” Accordingly, this offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as “bona fide public market,” as defined in paragraph (f)(3) of Rule 5121, exists for our Class A Common Stock. KKR Capital Markets LLC and Credit Suisse Securities (USA) LLC will not confirm sales to any account over which they exercise discretionary authority without the specific written approval of the account holder.

Affiliated purchasers	Certain of our affiliates, including , have indicated an interest in purchasing an aggregate of up to shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to these affiliates, or any of these affiliates may determine to purchase more, less or no shares in this offering.

The number of shares of our Class A Common Stock to be outstanding after this offering is based on the number of shares of our Class A Common Stock outstanding as of December 31, 2021 and excludes 861,349 shares of Class A Common Stock reserved for issuance under our 2021 Equity Incentive Plan, any shares of Class A Common Stock issuable under the 2021 Manager Incentive Plan, and any shares of Class A Common Stock issuable pursuant to the Management Agreement. See “Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters—Equity Compensation Plan Information” and “Items 1 and 2. Business and Properties—Management Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2021 incorporated herein by reference for more information.

Summary Historical and Pro Forma Financial Data

The following table shows our summary historical and pro forma financial data for each of the periods indicated. The summary historical financial data as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 were derived from our audited combined and consolidated financial statements incorporated by reference herein. The summary pro forma financial data for the year ended December 31, 2021 were derived from our unaudited pro forma condensed combined and consolidated financial statements incorporated by reference herein. Pro forma financial data for the year ended December 31, 2021 gives effect to the Transactions as if they had been consummated on January 1, 2021.

Pro forma financial data contains certain reclassification adjustments to conform the historical Contango financial statement presentation to our financial statement presentation. See our Current Report on Form 8-K filed on April 8, 2022 incorporated by reference herein. Neither our historical nor pro forma results are necessarily indicative of future operating results. The summary financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with, “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included or incorporated by reference elsewhere in this prospectus, and the historical and pro forma financial statements and related notes incorporated by reference in this prospectus.

	Historical			Pro Forma
	Year Ended December 31,
	2021	2020	2019	2021
	(in thousands)
Statement of operations data:
Revenues and other operating income
Oil	$883,087	$491,780	$785,750	$1,112,024
Natural gas	354,298	149,317	173,386	550,791
Natural gas liquids	185,530	69,902	86,473	235,600
Midstream and other	54,062	43,222	41,631	69,421

Total revenues	1,476,977	754,221	1,087,240	1,967,836

Expenses
Lease operating expense	243,501	202,180	255,106	—
Workover expense	10,842	6,385	9,789	—
Asset operating expense	45,940	39,023	40,364	—
Gathering, transportation and marketing	187,059	173,122	142,214	—
Production and other taxes	108,992	61,124	88,696	—
Operating expense	—	—	—	795,466
Depreciation, depletion and amortization	312,787	372,300	311,185	416,160
Impairment of oil and natural gas properties	—	247,215	—	761
Exploration expense	1,180	486	469	1,661
Midstream operating expense	13,389	9,472	9,968	15,355
General and administrative expense	78,342	16,542	2,357	171,327
Gain on sale of assets	(8,794)	—	(22)	(9,232)

Total expenses	993,238	1,127,849	860,126	1,391,498

Income (loss) from operations	483,739	(373,628)	227,114	576,338

	Historical			Pro Forma
	Year Ended December 31,
	2021	2020	2019	2021
	(in thousands)
Other income (expense)
Interest expense	(50,740)	(38,107)	(53,577)	(73,698)
Gain (loss) on derivatives	(866,020)	195,284	(127,202)	(970,659)
Income (loss) from equity method investments	368	—	—	(1,529)
Gain on extinguishment of debt	—	—	—	3,369
Other income (expense)	120	341	402	5,926

Total other income (expense)	(916,272)	157,518	(180,377)	(1,036,591)

Income (loss) before income taxes	(432,533)	(216,110)	46,737	(460,253)

Income tax benefit (expense)	306	(14)	(28)	25,561

Net income (loss)	(432,227)	(216,124)	46,709	(434,692)

Less: net (income) loss attributable to Predecessor	339,168	118,649	(45,839)	—
Less: net (income) loss attributable to noncontrolling interests(1)	14,922	97,475	(870)	3,570
Less: net loss attributable to redeemable noncontrolling interests	58,761	—	—	333,598

Net income (loss) attributable to Crescent Energy	$(19,376)	$—	$—	$(97,524)

Balance sheet data (at period end):
Cash and cash equivalents	$128,578	$36,861	$19,894
Property, plant and equipment, net	4,555,113	3,642,147	3,773,539
Total assets	5,157,462	3,907,369	3,997,520
Total debt	1,030,406	751,075	972,100
Total liabilities	2,137,805	1,014,209	1,285,454
Redeemable noncontrolling interests	2,325,013	—	—
Total equity	694,644	2,893,160	2,712,066
Net cash provided by (used in):
Operating activities	$233,147	$411,028	$485,515
Investing activities	(244,595)	(124,940)	(328,158)
Financing activities	105,145	(272,089)	(153,192)
Non-GAAP financial measures(2):
Adjusted EBITDAX	$520,051	$465,064	$512,842	$682,002
Levered Free Cash Flow	276,670	309,323	146,347	383,874

(1)

Certain third parties hold noncontrolling equity interests in certain of our operating subsidiaries. See “Basis of presentation,” “—Our corporate structure” and the unaudited pro forma condensed consolidated and combined financial statements and the related notes thereto incorporated by reference into this Offering Memorandum.

(2)	See “—Non GAAP financial measures” for definitions of Adjusted EBITDAX and Levered Free Cash Flow and reconciliations to the nearest comparable GAAP metric.

Non-GAAP Financial Measures

Adjusted EBITDAX

We define Adjusted EBITDAX as net income (loss) before interest expense, realized (gain) loss on interest rate derivatives, income tax expense (benefit), depreciation, depletion and amortization, exploration expense, non-cash (gain) loss on derivatives, impairment of oil and natural gas properties, non-cash equity-based compensation expense, write-offs of other long-term assets, gain on sale of assets, other (income) expense, certain redeemable noncontrolling interest distributions made by OpCo related to management compensation, transaction and nonrecurring expenses and early settlement of derivative contracts.

Adjusted EBITDAX is not a measure of performance as determined by GAAP. We believe Adjusted EBITDAX is a useful performance measure because it allows for an effective evaluation of our operating performance when compared against our peers, without regard to our financing methods, corporate form or capital structure. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDAX because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP, of which such measure is the most comparable GAAP measure. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax burden, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual or nonrecurring items. Our computations of Adjusted EBITDAX may not be identical to other similarly titled measures of other companies. In addition, the Revolving Credit Facility and the Senior Notes include a calculation of Adjusted EBITDAX for purposes of covenant compliance.

Levered Free Cash Flow

We define Levered Free Cash Flow as Adjusted EBITDAX less interest expense, excluding non-cash deferred financing cost amortization, realized (gain) loss on interest rate derivatives, current income tax provision (benefit) and development of oil and natural gas properties. Levered Free Cash Flow does not take into account amounts incurred on acquisitions.

Levered Free Cash Flow is not a measure of performance as determined by GAAP. Levered Free Cash Flow is a supplemental non-GAAP performance measure that is used by our management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe Levered Free Cash Flow is a useful performance measure because it allows for an effective evaluation of our operating and financial performance and the ability of our operations to generate cash flows that are available to reduce leverage or distribute to our equity holders. Levered Free Cash Flow should not be considered as an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP, of which such measure is the most comparable GAAP measure, or as an indicator of actual operating performance or investing activities. Our computations of Levered Free Cash Flow may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDAX and Levered Free Cash Flow should be read in conjunction with the information contained in our combined and consolidated financial statements prepared in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDAX and Levered Free Cash Flow to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.

	Historical			Pro Forma
	Year Ended December 31,
	2021	2020	2019	2021
	(in thousands)
Net income (loss)	$(432,227)	$(216,124)	$46,709	$(434,692)
Adjustments to reconcile to Adjusted EBITDAX:
Interest expense	50,740	38,107	53,577	73,698
Realized (gain) loss on interest rate derivatives	7,373	12,435	2,189	7,373
Income tax expense (benefit)	(306)	14	28	(25,561)
Depreciation, depletion and amortization	312,787	372,300	311,185	416,160
Exploration expense	1,180	486	469	1,661
Non-cash (gain) loss on derivatives	330,368	(10,910)	98,026	391,347
Impairment of oil and natural gas properties	—	247,215	—	761
Non-cash equity-based compensation expense	39,919	(797)	(2,721)	65,010
Write-offs of other long-term assets	—	—	3,804	—
(Gain) loss on sale of assets	(8,794)	—	(22)	(9,232)
Other (income) expense	(120)	(341)	(402)	(9,295)
Certain redeemable noncontrolling interest distributions made by OpCo related to Management Compensation	(2,706)	—	—	(40,107)
Transaction and nonrecurring expenses (1)	23,149	22,679	—	46,191
Early settlement of derivative contracts (2)	198,688	—	—	198,688

Adjusted EBITDAX	$520,051	$465,064	$512,842	$682,002
Adjustments to reconcile to Levered Free Cash Flow:
Interest expense, excluding non-cash deferred financing cost amortization	(40,551)	(33,166)	(48,848)	(59,193)
Realized (gain) loss on interest rate derivatives	(7,373)	(12,435)	(2,189)	(7,373)
Current income tax provision	(629)	(14)	(28)	84
Development of oil and natural gas properties	(194,828)	(110,126)	(315,430)	(231,646)

Levered Free Cash Flow	$276,670	$309,323	$146,347	$383,874

(1)

Transaction expenses of $23.1 million during the year ended December 31, 2021 were primarily related to legal, consulting and other fees incurred for the Noncontrolling Interest Carve-out, the redemption by certain of Independence’s consolidated subsidiaries of the noncontrolling equity interests held in such subsidiaries by certain third-party investors in exchange for membership interests in Independence in April 2021 (the “April 2021 Exchange”) and the Merger Transactions, partially offset by $3.4 million received in connection with a midstream legal settlement. Transaction expenses of $22.7 million for the year ended December 31, 2020 included (i) $7.9 million related to the formation of Independence, the acquisition of Titan Energy Holdings, LLC (f/k/a/ Liberty Energy LLC) (the “Titan Acquisition”) and the related reorganization transactions, (ii) $12.0 million for the termination of a midstream contract at our Eagle Ford business, (iii) $1.9 million of severance costs and (iv) $0.9 million for settlement of a royalty owner lawsuit.

(2)

Represents the settlement in June 2021 of certain outstanding derivative oil commodity contracts for open positions associated with calendar years 2022 and 2023. Subsequent to the settlement, we entered into new commodity derivative contracts at prevailing market prices.

Summary Reserve and Operating Data

The following tables summarize our estimated net proved reserves and the estimated net proved reserves acquired in the Uinta Acquisition as of December 31, 2021. For more information regarding our reserve volume and values, see “Items 1 and 2. Business and Properties—Oil, Natural Gas and NGL Reserve Data” in our Annual Report on Form 10-K for the year ended December 31, 2021, and “Item 8.01. Other Events” in our Current Report on Form 8-K filed on April 8, 2022, which are both incorporated by reference in this prospectus.

Summary Reserve Data based on SEC Pricing

The following table provides historical reserves, PV-0, PV-10 and standardized measure as of December 31, 2021 for Crescent Energy Company and the reserves acquired in the Uinta Acquisition, in each case prepared in accordance with the SEC’s rules regarding reserve reporting currently in effect, including the use of an average price, calculated as prices equal to the 12-month unweighted arithmetic average of the first day of the month prices for each of the preceding 12 months as adjusted for location and quality differentials, unless prices are defined by contractual arrangements, excluding escalations based on future conditions (“SEC Pricing”). The reserve estimates presented in the tables below are based, with respect to Crescent Energy Company, on the reserve reports of the Independent Reserve Engineers, and with respect to the reserves acquired in the Uinta Acquisition, on a report prepared by CG&A.

	Crescent Energy Company(1)	Uinta Acquisition(2)
	As of December 31, 2021
Net Proved Reserves:
Oil (MBbls)	210,160	42,924
Natural gas (MMcf)	1,469,953	139,329
NGLs (MBbls) (3)	76,493	—
Total Proved Reserves (MBoe)	531,645	66,146
Standardized Measure (millions) (4)	$4,958	$1,027
PV-0 (millions) (4)	$9,391	$1,524
PV-10 (millions) (4)	$5,159	$1,054
Net Proved Developed Reserves:
Oil (MBbls)	158,091	24,871
Natural gas (MMcf)	1,404,570	92,094
NGLs (MBbls) (3)	66,402	—
Total Proved Developed Reserves (MBoe)	458,588	40,220
PV-0 (millions) (4)	$7,495	$954
PV-10 (millions) (4)	$4,305	$733
Net Proved Undeveloped Reserves:
Oil (MBbls)	52,069	18,054
Natural gas (MMcf)	65,383	47,235
NGLs (MBbls) (3)	10,091	—
Total Proved Undeveloped Reserves (MBoe)	73,057	25,926
PV-0 (millions) (4)	$1,896	$571
PV-10 (millions) (4)	$854	$321

(1)

Crescent Energy Company’s reserves and present value (discounted at ten percent, or PV-10) were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For oil and NGL volumes, the average WTI posted price of $66.56 per barrel and $39.56 per barrel as of December 31, 2021 and 2020, was adjusted for items such as gravity, quality, local conditions, gathering, transportation fees and distance from market. For natural gas volumes, the average Henry Hub Index spot price of $3.598 per MMBtu and $1.99 per MMBtu as of December 31, 2021 and 2020, was similarly adjusted for items such as quality, local conditions, gathering, transportation fees and distance from market. All prices are held constant throughout the lives of the properties. The average adjusted product prices over the remaining lives of the properties are $64.84 per barrel of oil, $3.46 per Mcf of natural gas and $27.21 per barrel of NGLs as of December 31, 2021. The average adjusted product prices over the remaining lives of the properties were $37.67 per barrel of oil, $1.62 per Mcf of natural gas and $10.66 per barrel of NGLs as of December 31, 2020.
(2)

The Uinta Acquisition’s reserves and present value (discounted at ten percent, or PV-10) were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. The base SEC oil and gas prices calculated for December 31, 2021 were $66.56 per Bbl and $3.598 per MMBtu, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2021 and the base gas price is based upon Henry Hub spot prices (Gas Daily) during 2021. Adjustments to oil and gas prices were calculated by the Company and applied as received by CG&A. For all properties, oil price differentials were forecast at -$10.26 per Bbl and gas price differentials were forecast at -$1.51 per Mcf. Adjustments may include treating costs, transportation charges, plant processing, and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the proved properties was estimated to be $56.30 per Bbl for oil and $2.088 per Mcf for gas. All economic factors were held constant in accordance with SEC guidelines.

(3)

Natural gas reserves acquired in the Uinta Acquisition are shown in “wet” MMcf, which includes NGLs. Crescent Energy Company uses three-stream reserve information, with NGL reserves reported separately. As a result, reserve estimates of Crescent Energy Company are not comparable to reserve estimates for the Uinta Acquisition.

(4)

Present value (discounted at PV-0 and PV-10) is not a financial measure calculated in accordance with GAAP because it does not include the effects of income taxes on future net revenues. None of PV-0, PV-10 and standardized measure represent an estimate of the fair market value of our oil and natural gas properties. Our PV-0 measurement does not provide a discount rate to estimated future cash flows. PV-0 therefore does not reflect the risk associated with future cash flow projections like PV-10 does. PV-0 should therefore only be evaluated in connection with an evaluation of our PV-10 and standardized measure of discounted future net cash flows. We believe that the presentation of PV-0 and PV-10 is relevant and useful to its investors as supplemental disclosure to the standardized measure of future net cash flows, or after tax amount, because it presents the discounted future net cash flows attributable to our reserves prior to taking into account future income taxes and our specific tax characteristics. For Crescent Energy Company, the PV-0 and PV-10 income tax amounts included in the net proved standardized measure but not included in PV-0 and PV-10 were $352.1 million and $200.5 million, respectively. Standardized measure for the Uinta Acquisition is shown pro forma as if the assets acquired in the Uinta Acquisition had been owned by Crescent Energy Company as of December 31, 2021. For the Uinta Acquisition, the PV-0 and PV-10 income tax amounts included in the net proved standardized measure but not included in PV-0 and PV-10 were $39.8 million and $27.1 million, respectively. We and others in our industry use PV-0 and PV-10 as a measure to compare the relative size and value of proved reserves without regard to specific tax characteristics. Investors should be cautioned that none of PV-0, PV-10 and standardized measure represent an estimate of the fair market value of our proved reserves.

Summary Reserve Data based on NYMEX Pricing

The following table provides historical reserves, PV-0 and PV-10 as of December 31, 2021 for Crescent Energy Company and the reserves acquired in the Uinta Acquisition using average annual NYMEX forward-month contract pricing in effect as of March 31, 2022 (“NYMEX Pricing”). We have included this reserve sensitivity in order to provide a measure that is more reflective of the fair value of our assets and the cash flows that we expect to generate from those assets based on the market’s forward-looking pricing expectations as of March 31, 2022. The historical 12-month pricing average in our 2021 disclosures under the heading “Summary Reserve Data based on SEC Pricing” does not reflect the oil and natural gas futures. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date. In addition, we believe strip pricing provides relevant and useful information because it is widely used by investors in our industry as a basis for comparing the relative size and value of our proved reserves to our peers and in particular addresses the impact of differentials compared with our peers. Our estimated historical reserves, PV-0 and PV-10 based on NYMEX futures were otherwise prepared on the same basis as our SEC reserves for the comparable period. Reserve estimates using NYMEX Pricing are based on the internal estimates of the management of the Company and have not been prepared or audited by an independent, third-party reserve engineer.

	Crescent Energy Company	Uinta Acquisition
	As of December 31, 2021(1)
Net Proved Reserves:
Oil (MBbls)	211,497	43,252
Natural gas (MMcf)	1,533,009	141,439
NGLs (MBbls) (3)	78,790	—
Total Proved Reserves (MBoe)	545,788	66,825
PV-0 (millions) (2)	$11,931	$2,025
PV-10 (millions) (2)	$6,781	$1,466
Net Proved Developed Reserves:
Oil (MBbls)	159,332	25,162
Natural gas (MMcf) (3)	1,467,322	94,028
NGLs (MBbls) (3)	68,653	—
Total Proved Developed Reserves (MBoe)	472,539	40,833
PV-0 (millions) (2)	$9,681	$1,300
PV-10 (millions) (2)	$5,658	$1,029
Net Proved Undeveloped Reserves:
Oil (MBbls)	52,164	18,090
Natural gas (MMcf)	65,687	47,411
NGLs (MBbls) (3)	10,137	—
Total Proved Undeveloped Reserves (MBoe)	73,429	25,992
PV-0 (millions) (2)	$2,249	$725
PV-10 (millions) (2)	$1,123	$437

(1)

The NYMEX reserves, PV-0 and PV-10 of Crescent Energy Company and the Uinta Acquisition were determined using index prices for oil and natural gas, respectively, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for our estimates of quality, transportation fees, and market differentials. The five-year average strip pricing for the reserve calculations based on NYMEX futures pricing at closing on March 31, 2022 were $79.71 per Bbl of oil and $4.267 per MMBtu of natural gas. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date. NYMEX futures prices are not necessarily a projection of future oil and gas prices. Investors should be careful to consider forward prices in addition to, and not as a substitute for, SEC prices, when considering our oil, natural gas and NGL reserves. While we believe the NYMEX forward-month contract pricing is the most accurate indicator of commodity prices as of the applicable date, commodity prices are volatile. As a result, actual future prices may vary significantly from the NYMEX prices used herein. The future value of the reserves eventually recovered and the amounts of reserves actually recovered may be more or less than the estimated amounts. See “Item 1A. Risk Factors—Risks related to the oil and natural gas industry and our operations—Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves” in our Annual Report on Form 10-K for the year ended December 31, 2021, incorporated herein by reference.
(2)

Present value (discounted at PV-0 and PV-10) is not a financial measure calculated in accordance with GAAP because it does not include the effects of income taxes on future net revenues. Neither PV-0 nor PV-10 represent an estimate of the fair market value of our oil and natural gas properties. Our PV-0 measurement does not provide a discount rate to estimated future cash flows. PV-0 therefore does not reflect the risk associated with future cash flow projections like PV-10 does. PV-0 should therefore only be evaluated in connection with an evaluation of our PV-10 of discounted future net cash flows. We believe that the presentation of PV-0 and PV-10 is relevant and useful to our investors about the future net cash flows of our reserves in the absence of a comparable measure such as standardized measure. We and others in our industry use PV-0 and PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities. Investors should be cautioned that neither of PV-0 and PV-10 represent an estimate of the fair market value of our proved reserves. GAAP does not prescribe any corresponding measure for PV-10 of reserves based on pricing other than SEC Pricing. As a result, it is not practicable for us to reconcile our PV-10 using NYMEX Pricing to standardized measure as determined in accordance with GAAP.

(3)

Natural gas reserves acquired in the Uinta Acquisition are shown in “wet” MMcf, which includes NGLs. Crescent Energy Company uses three-stream reserve information, with NGL reserves reported separately. As a result, reserve estimates of Crescent Energy Company are not comparable to reserve estimates for the Uinta Acquisition.

Summary Operating Data

The following table summarizes production, price and cost data for the years ended December 31, 2021, 2020, and 2019.

	Crescent Energy Company
	Year Ended December 31,
	2021	2020	2019
Net Production:
Oil (MBbls)	13,237	13,132	13,752
Natural gas (MMcf)	89,455	78,541	73,747
NGLs (MBbls)	6,099	5,078	5,188

Total (MBoe)	34,245	31,300	31,232

Average daily production (MBoe/d)	94	86	86
Average Realized Prices (before effects of derivatives):
Oil (per Bbl)	$66.71	$37.45	$57.14
Natural gas (per Mcf)	3.96	1.90	2.35
NGLs (per Bbl)	30.42	13.77	16.67
Average Realized Prices (after effects of derivatives):
Oil (per Bbl)	$53.07	$48.85	$53.92
Natural gas (per Mcf)	3.06	2.32	2.41
NGLs (per Bbl)	19.15	16.61	19.18
Average Operating Costs per Boe:
Operating expense	$17.41	$15.39	$17.17
Depreciation, depletion and amortization	9.13	11.89	9.96
Impairment expense	—	7.90	—
General and administrative expense	2.29	0.53	0.08
Other operating costs	0.17	0.32	0.03
Total	29.00	36.03	27.54

RISK FACTORS

An investment in our Class A Common Stock involves a significant degree of risk. You should carefully consider the risk factors and all of the other information included in this prospectus and the documents we have incorporated by reference into this prospectus, including those in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, incorporated herein by reference, before making an investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition, cash flows and results of operations could be materially adversely affected. If that occurs, we might not be able to pay distributions on our Class A Common Stock, the trading price of our Class A Common Stock could decline materially, and you could lose all or part of your investment.

The risks included in this prospectus and the documents we have incorporated by reference into this prospectus are not the only risks we face. We may experience additional risks and uncertainties not currently known to us, or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows and results of operations, and our ability to pay distributions to stockholders.

Risks Related to This Offering and our Common Stock

The prevailing market price of shares of Class A Common Stock may be volatile.

The prevailing market price of shares of Class A Common Stock may fluctuate due to a variety of factors, including:

•	general market conditions, including fluctuations in commodity prices;

•	our operating and financial performance;

•	the number of identified drilling locations and our reserves estimates;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues, capital expenditures, production, and unit costs;

•	the public reaction to our press releases (including press releases relating to this offering), our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A Common Stock;

•	sales of our Class A Common Stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	domestic and international economic, geopolitical, legal and regulatory factors unrelated to our performance; and

•

the realization of any risks described in this “Risk Factors” section or in the “Risk Factors” section in our most recent Annual Report on Form 10-K or subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

•

general economic and political conditions, such as the effects of the COVID-19 pandemic, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism, including the armed conflict in Ukraine.

These market and industry factors may materially reduce the prevailing market price of shares of Class A Common Stock regardless of our operating performance.

Armed conflict, geopolitical risk and/or civil unrest, including as a result of the existing conflict in Ukraine, could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. For example, on February 24, 2022, Russia launched a large-scale invasion of Ukraine that has led to significant armed hostilities. As a result, the United States, the United Kingdom, the member states of the European Union and other public and private actors have levied severe economic sanctions on Russia. The geopolitical and macroeconomic consequences of this invasion and associated sanctions cannot be predicted, and such events, or any further hostilities in Ukraine or elsewhere, could severely impact the world economy. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our products and causing a reduction in our revenues. The markets for commodities such as oil, gas and NGLs have experienced significant volatility, which may impact demand and have other negative macroeconomic effects. Oil, natural gas and NGL related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our or our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Common Stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A Common Stock.

An active, liquid and orderly trading market for our Class A Common Stock may not develop or be maintained.

Prior to the Merger Transactions, our Class A Common Stock had not been traded on any market. An active, liquid and orderly trading market for our Class A Common Stock may not be maintained. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. Consequently, you may not be able to sell shares of our Class A Common Stock at prices equal to or greater than the assumed price attributable to such shares.

The stock markets in general have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A Common Stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us could result in very substantial costs, divert management’s attention and resources and harm our business, operating results and financial condition.

Future sales of our Class A Common Stock in the public market, or the perception that such sales may occur, could reduce the price of our Class A Common Stock, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of our Class A Common Stock in subsequent offerings. In addition, subject to certain limitations and exceptions, OpCo Unitholders may redeem their OpCo Units (together with a corresponding number of shares of our Class B Common Stock) for shares of our Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of our Class A Common Stock. We have 41,954,385 outstanding shares of Class A Common Stock (including 3,270,915 shares of our Class A Common Stock issued to holders of awards of performance stock units (whether vested or unvested) granted under the Contango Incentive Plan (as defined below) that were outstanding immediately prior to the effective time of the Contango Merger, of which 1,150,991 shares of treasury stock were repurchased to meet employee payroll tax withholding obligations) and 127,536,463 outstanding shares of Class B Common Stock. Former Independence Owners own all of the outstanding shares of our Class B Common Stock, representing approximately 75% of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to certain lock-up agreements, but may be sold into the market in the future. The registration rights agreement we entered into at closing of the Merger Transactions requires us to effect the registration of their shares in certain circumstances following the six month anniversary of the closing of the Merger Transactions.

In connection with this offering, we, our executive officers, directors and certain holders of our outstanding Common Stock will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A Common Stock and certain other securities held by them for 60 days following the date of this prospectus. Credit Suisse Securities (USA) LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to the lock-up agreements. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market pursuant to Rule 144, subject to our compliance with the public information requirement and, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that certain of our existing stockholders will be considered an affiliate upon the expiration of the lock-up period based on their expected share ownership, as well as their board nomination rights (if applicable). Certain other of our stockholders may also be considered affiliates at that time.

In addition, we filed a registration statement with the SEC on Form S-8 providing for the registration of 4,218,398 shares of our Class A Common Stock issued or reserved for issuance under the Contango Oil & Gas Company Third Amended and Restated 2009 Incentive Compensation Plan, as proposed to be amended and assumed by us and our Class A Common Stock issued or reserved for issuance under the Crescent Energy Company 2021 Equity Incentive Plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 have been made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A Common Stock or securities convertible into Class A Common Stock or the effect, if any, that future issuances and sales of shares of our Class A Common Stock will have on the market price of our Class A Common Stock. Sales of substantial amounts of our Class A Common Stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A Common Stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A Common Stock or if our operating results do not meet their expectations, the trading price of our Class A Common Stock could decline.

The trading market for our Class A Common Stock will be influenced by the research and reports that industry or securities analysts publish about us or its business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A Common Stock or if our operating results do not meet their expectations, the trading price of our Class A Common Stock could decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus contains or incorporates by reference information that includes or is based upon “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated by reference herein concerning, among other things, planned capital expenditures, increases in oil, natural gas and NGL production, the number of anticipated wells to be drilled or completed after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:

•	commodity price volatility;

•	our business strategy;

•

the length, scope, and severity of the ongoing COVID-19 pandemic, including the effects of related public health concerns and the impact of continued actions taken by governmental authorities and other third parties in response to the pandemic and its impact on commodity prices, supply and demand considerations, and storage capacity;

•	our ability to identify and select possible acquisition and disposition opportunities;

•	capital requirements and uncertainty of obtaining additional funding on terms acceptable to us;

•	risks and restrictions related to our debt agreements and the level of our indebtedness;

•	our reliance on KKR Energy Assets Manager LLC as our external manager;

•	our hedging strategy and results;

•

political and economic conditions and events in foreign oil, natural gas and NGL producing countries, including embargoes, continued hostilities in the Middle East and other sustained military campaigns, the armed conflict in Ukraine and associated economic sanctions on Russia, conditions in South America, Central America and China and acts of terrorism or sabotage; realized oil, natural gas and NGL prices;

•	timing and amount of our future production of oil, natural gas and NGLs;

•	a decline in oil, natural gas and NGL production, and the impact of general economic conditions on the demand for oil, natural gas and NGLs and the availability of capital;

•	unsuccessful drilling and completion D&C activities and the possibility of resulting write downs;

•	our ability to meet our proposed drilling schedule and to successfully drill wells that produce oil, natural gas and NGLs in commercially viable quantities;

•	shortages of equipment, supplies, services and qualified personnel and increased costs for such equipment, supplies, services and personnel;

•	adverse variations from estimates of reserves, production, prices and expenditure requirements, and our inability to replace our reserves through exploration and development activities;

•

incorrect estimates associated with properties we acquire relating to estimated proved reserves, the presence or recoverability of estimated oil, natural gas and NGL reserves and the actual future production rates and associated costs of such acquired properties;

•	hazardous, risky drilling operations, including those associated with the employment of horizontal drilling techniques, and adverse weather and environmental conditions;

•	limited control over non-operated properties;

•	title defects to our properties and inability to retain our leases;

•	our ability to successfully develop our large inventory of undeveloped acreage;

•	our ability to retain key members of our senior management and key technical employees;

•	risks relating to managing our growth, particularly in connection with the integration of significant acquisitions;

•

impact of environmental, occupational health and safety, and other governmental regulations, and of current or pending legislation, including as a result of the recent change in presidential administrations;

•	federal and state regulations and laws;

•	our ability to predict and manage the effects of actions of OPEC and agreements to set and maintain production levels;

•	changes in tax laws;

•	effects of competition; and

•	seasonal weather conditions.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to the development, production, gathering and sale of oil, natural gas and NGLs, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability and cost of drilling and production equipment and services, project construction delays, environmental risks, drilling and other operating risks, lack of availability or capacity of midstream gathering and transportation infrastructure, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flows and access to capital, the timing of development expenditures and the other risks described in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021, incorporated herein by reference.

Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimates depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development program. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We estimate that after deducting underwriting discounts and commissions and estimated offering expenses payable by us, we will receive approximately $        of net proceeds from this offering, or $        million if the option to purchase additional shares is exercised in full.

We anticipate that we will contribute all of the net proceeds from this offering to OpCo in exchange for a number of OpCo Units equal to the number of shares of our Class A Common Stock issued in this offering. We intend to use the net proceeds from this offering to repay a portion of the amounts outstanding under the Revolving Credit Facility that were incurred in connection with the closing of the Uinta Acquisition.

As of December 31, 2021, we had $543.0 million of outstanding borrowings under the Revolving Credit Facility, which has a maturity date of May 6, 2025. Borrowings outstanding under the Revolving Credit Facility bore interest at a weighted average rate of 3.125% per annum as of December 31, 2021. The borrowings under the Revolving Credit Facility had been incurred to repay a portion of the amounts outstanding under various credit agreements to which certain of our operating subsidiaries had historically been parties and in connection with the closing of the Uinta Acquisition.

Certain of the underwriters or their affiliates are lenders under the Revolving Credit Facility and may hold positions in the outstanding Senior Notes. Accordingly, any such underwriters and/or their affiliates will receive a portion of the net proceeds from this offering. See “Underwriting (Conflicts of Interest).”

DIVIDEND POLICY

We paid our first quarterly cash dividend of $0.12 per share of our Class A Common Stock on March 31, 2022 to stockholders of record as of March 18, 2022. We target future dividends to stockholders of 10% of Adjusted EBITDAX, but payments will depend on our level of earnings, financial requirements and other factors and will be subject to approval by our Board of Directors, applicable law and the terms of our existing debt documents, including the credit agreement governing the Revolving Credit Facility and the indenture governing the Senior Notes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2021:

•	on an actual basis;

•

as adjusted to give effect to (i) the issuance of the New Notes in February 2022 and the use of proceeds therefrom and (ii) the closing of the Uinta Acquisition and related transactions with total cash and fees paid of approximately $690 million; and

•	as further adjusted to give effect to the sale of shares of our Class A Common Stock in this offering and the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

The information set forth in the table below should be read in conjunction with “Use of Proceeds” and the financial statements and accompanying notes incorporated by reference in this prospectus.

	As of December 31, 2021
	Actual	As Adjusted	As Further Adjusted
	(in thousands)
Cash and cash equivalents(1)	$128,578	$128,578	$
Long-term debt:
Revolving Credit Facility(1)	$543,000	$1,034,500	$
7.250% Senior Notes due 2026	500,000	700,000		700,000
Less: Unamortized discount and issuance costs	(12,594)	(14,094)		(14,094)

Total long-term debt	$1,030,406	$1,720,406	$

Redeemable noncontrolling interests	2,325,013	2,325,013

Equity:
Preferred stock, $0.0001 par value; 500,000,000 shares authorized, 1,000 Series I preferred shares issued and outstanding, actual, as adjusted, and as further adjusted	—	—		—
Common Stock:
Class A Common Stock, $0.0001 par value; 1,000,000,000 shares authorized, 43,105,376 shares issued and 41,954,385 shares outstanding, actual and as adjusted; 1,000,000,000 shares authorized, shares issued and shares outstanding as further adjusted	4	4
Class B Common Stock, $0.0001 par value; 500,000,000 shares authorized, 127,536,463 shares issued and outstanding, actual, as adjusted, and as further adjusted	13	13		13
Treasury stock, at cost, 1,150,991 shares of Class A Common Stock, actual, as adjusted, and as further adjusted	(18,448)	(18,448)		(18,448)
Additional paid-in capital	720,016	720,016
Accumulated deficit	(19,376)	(19,376)		(19,376)
Noncontrolling interests	12,435	12,435		12,435

Total equity(2)	694,644	694,644

Total capitalization	$4,178,641	$4,868,641	$

(1)	As of February 28, 2022, we had $340.0 million in outstanding borrowings under the Revolving Credit Facility and $127.7 million in cash and cash equivalents.
(2)	On March 31, 2022, we paid our first quarterly cash dividend of $0.12 per share of our Class A Common Stock to stockholders of record as of March 18, 2022.

DESCRIPTION OF CAPITAL STOCK

The following summary of certain material provisions of Crescent Energy Company’s (“we,” “us” and “our”) capital stock does not purport to be complete and is subject to and qualified by reference to our amended and restated certificate of incorporation (our “Amended and Restated Charter”), and our amended and restated bylaws (our “Amended and Restated Bylaws”). The summary below is also qualified by reference to the provisions of the DGCL.

General

Our authorized capital stock consists of 2,000,000,000 shares, divided into the following classes:

•	1,000,000,000 shares of Class A Common Stock, par value $0.0001 per share (our “Class A Common Stock”);

•	500,000,000 shares of Class B Common Stock, par value $0.0001 per share (our “Class B Common Stock); and

•

500,000,000 shares of preferred stock, of which (y) 1,000 shares are Non-Economic Series I Preferred Stock (our “Non-Economic Series I Preferred Stock”) and (z) the remaining 499,999,000 shares may be designated from time to time in accordance with our Amended and Restated Charter (together, with the Non-Economic Series I Preferred Stock, our “Preferred Stock”).

Class A Common Stock

Voting Rights. Prior to the Trigger Date (as defined in the section herein titled “Non-Economic Series I Preferred Stock”), holders of our Class A Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date (as defined below), the holders of our Class A Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Class A Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and our Class B Common Stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our Amended and Restated Charter that would alter or change the powers, preferences or special rights of our Non-Economic Series I Preferred Stock or our Class B Common Stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the class of stock affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend Rights. Holders of our Class A Common Stock will be entitled to ratably receive dividends when and if declared by our Board of Directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding Preferred Stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of our Class A Common Stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of outstanding shares of our Preferred Stock.

Other Matters. Our Class A Common Stock will have no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable to our Class A Common Stock.

Class B Common Stock

Voting Rights. Prior to the Trigger Date, holders of our Class B Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date, the holders of our Class B Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Class B Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and our Class B Common Stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our Amended and Restated Charter that would alter or change the powers, preferences or special rights of our Non-Economic Series I Preferred Stock or our Class B Common Stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the class of stock affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B Common Stock will not have any right to receive dividends, unless the dividend consists of shares of our Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for our Class B Common Stock paid proportionally with respect to each outstanding share of our Class B Common Stock and a dividend consisting of shares of our Class A Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for our Class A Common Stock on the same terms as simultaneously paid to the holders of our Class A Common Stock. Holders of our Class B Common Stock will not have any right to receive a distribution upon liquidation or winding up.

Preferred Stock

Our Board of Directors is authorized, subject to limitations prescribed by Delaware law, to issue our Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers (including voting powers), preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders (except as may be required by the terms of any preferred stock then outstanding). Our Board of Directors may (except where otherwise provided in the applicable preferred stock designation) increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares outstanding) the number of shares of any series of our Preferred Stock, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of our Preferred Stock with voting or conversion rights that could adversely affect the proportion of voting power held by, or other relative rights of, the holders of our Class A Common Stock or our Class B Common Stock.

Non-Economic Series I Preferred Stock

Dividends and Liquidation Rights. Except for any distribution required by the DGCL to be made upon a dissolution event, the holder of the Non-Economic Series I Preferred Stock (the “Preferred Stockholder”) does not have any rights to receive dividends. Upon any voluntary or involuntary liquidation, dissolution or winding up of us, the holder of our Non-Economic Series I Preferred Stock will be entitled to a payment equal to $0.01 per share of our Non-Economic Series I Preferred Stock.

Voting Rights. The holder of our Non-Economic Series I Preferred Stock are entitled to one vote per share on any matter that is submitted to a vote of stockholders. In addition, the holder of our Non-Economic Series I Preferred Stock will have the exclusive right to elect the members of our Board of Directors prior to the date (the “Trigger Date”) following the earlier of (i) the first date on which the Preferred Stockholder and its affiliates no longer collectively beneficially own the Minimum Retained Ownership (as defined in our Amended and Restated Charter) and (ii) the date the Preferred Stockholder elects, by delivering written notice to us, to cause the Trigger Date to occur. Upon occurrence of the Trigger Date, all rights, powers, preferences and privileges associated with shares of our Non-Economic Series I Preferred Stock and associated with being the Preferred Stockholder in its capacity as the owner of the Non-Economic Series I Preferred Stock will automatically terminate in all respects and all shares of our Non-Economic Series I Preferred Stock will be automatically cancelled and forfeited for no consideration.

Actions Requiring Preferred Stockholder Approval. Prior to the Trigger Date, certain actions will require the prior approval of the Preferred Stockholder, including, without limitation:

•	entry into a debt financing arrangement in an amount in excess of 10% of our then existing long-term indebtedness (other than with respect to intercompany debt financing arrangements);

•

issuances of securities that would (i) represent at least 5% of any class of equity securities or (ii) have designations, preferences, rights priorities or powers that are more favorable than our Class A Common Stock or Class B Common Stock;

•	adoption of a stockholder rights plan;

•

amendment of our Amended and Restated Charter and certain provisions of our Amended and Restated Bylaws relating to our Board of Directors, our officers, quorum, adjournment and the conduct of stockholder meetings, and provisions related to stock certificates, registrations of transfers, maintenance of books and records and amendments of our Amended and Restated Bylaws;

•

the appointment or removal of our Chief Executive Officer or a Co-Chief Executive Officer, provided that, a majority of our directors that are independent for purposes of the Audit Committee of the Board of Directors under the rules and regulations of The New York Stock Exchange, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Independent Directors”) may remove a Chief Executive Officer without the prior approval of the Preferred Stockholder solely for Cause (as defined in our Amended and Restated Charter);

•	the termination of the employment of any of our officers without Cause;

•	the merger, sale or other dispositions of all or substantially all of the assets, taken as a whole, of us and our subsidiaries; and

•	the liquidation or dissolution of us.

Transferability. The holder of our Non-Economic Series I Preferred Stock may transfer all or any part of our Non-Economic Series I Preferred Stock held by it without first obtaining approval of any other stockholder so long as (i) it obtains prior written approval of a majority of the Independent Directors of our Board of Directors and (ii) the transferee assumes the rights and duties of our Non-Economic Series I Preferred Stock under our Amended and Restated Charter and agrees to be bound by the provisions of our Amended and Restated Charter.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. To the fullest extent permitted by law, each of our directors and officers will have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, including business interests and activities in direct competition with the business and activities of us, and we will waive and renounce any interest or expectancy therein. In addition, the doctrine of corporate opportunity will not apply with respect to us, any of our officers or directors, the Preferred Stockholder or any of their respective affiliates in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and we will renounce any expectancy that such persons will offer any such corporate opportunity of which he, she or it may become aware to us. Notwithstanding the foregoing, we will not renounce our interest in any corporate opportunity offered to any of our directors or officers if such opportunity is expressly offered in writing to such person solely in his or her capacity as a director or officer of us and is one that such director or officer has no duty (contractual or fiduciary) to offer to KKR & Co., Inc. or its affiliates.

Anti-Takeover Provisions

Our Amended and Restated Charter and our Amended and Restated Bylaws and the DGCL contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of

Directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal, and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of our Class A Common Stock held by stockholders. The following is a summary of certain provisions that may be deemed to have such effects:

Election and Removal of Directors

Prior to the Trigger Date, the Preferred Stockholder has the sole authority to elect directors. Prior to the Trigger Date, the Preferred Stockholder has the sole authority to remove and replace any director, with or without cause, at any time, subject to limited exceptions during the Protected Periods (as defined in the Amended and Restated Charter). In addition, our Amended and Restated Charter also provides that, any newly created directorship on our Board of Directors that results from an increase in the number of directors and any vacancies on our Board of Directors will be filled by the Preferred Stockholder.

Actions Requiring Preferred Stockholder Approval

Prior to the Trigger Date, certain actions will require the prior approval of the Preferred Stockholder. See the section titled “Non-Economic Series I Preferred Stock” above.

Amendments to our Amended and Restated Charter

Except as otherwise expressly provided by applicable law, only the vote of the Preferred Stockholder, together with the approval of our Board of Directors, shall be required in order to amend our Amended and Restated Charter and certain provisions of our Amended and Restated Bylaws. See the section titled “Non-Economic Series I Preferred Stock” above.

Special Stockholder Meetings

Our Amended and Restated Charter provides that special meetings of the holders of our Class A Common Stock and Class B Common Stock may be called at any time by our Board of Directors, the Preferred Stockholder or, prior to the Trigger Date, a majority of our Independent Directors.

Stockholder Action by Written Consent

Our Amended and Restated Charter provides that, if consented to by our Board of Directors and the Preferred Stockholder in writing, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding Class A Common Stock and Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted and such consent or consents are delivered in accordance with Section 228 of the DGCL.

Requirements for Advance Notification of Stockholder Proposals

Our Amended and Restated Bylaws will establish advance notice procedures with respect to stockholder proposals relating to the limited matters on which our Class A Common Stock and Class B Common Stock may be entitled to vote. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our Amended and Restated Bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our Amended and Restated Bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may deter, delay or discourage a potential acquirer from attempting to influence or obtain control of us.

Merger, Sale or Other Disposition of Assets

Our Amended and Restated Charter provides that we may not sell, exchange, lease or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, or consummate any merger, sale or other similar combination without the prior approval of the Preferred Stockholder.

Choice of Forum

Unless we consent in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, solely to the extent that the Court of Chancery lacks subject matter jurisdiction, the federal district court located in the State of Delaware) is the exclusive forum for resolving (i) any derivative action, suit or proceeding brought on behalf of the corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the corporation to the corporation or the corporation’s stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to any provision of the DGCL, our Amended and Restated Charter or our Amended and Restated Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, and (b) the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act, in each case except as otherwise provided in our Amended and Restated Charter for any series of our Preferred Stock.

Business Combinations

We have elected to opt out of Section 203 of the DGCL, which provides that an “interested stockholder” (a person other than the corporation or any direct or indirect majority-owned subsidiary who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation, within three years did own, 15% or more of the outstanding voting stock of a corporation) may not engage in “business combinations” (which is broadly defined to include a number of transactions, such as mergers, consolidations, asset sales and other transactions in which an interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders) with the corporation for a period of three years after the date on which the person became an interested stockholder without certain statutorily mandated approvals.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

We have entered into indemnification agreements with each of our current and future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that is in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

For a description of registration rights with respect to our Class A Common Stock, see “Registration Rights Agreement” in “Certain Relationships and Related Transactions” in our Annual Report on Form 10-K for the year ended December 31, 2021, incorporated herein by reference.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is American Stock Transfer & Trust Company.

Listing

Our Class A Common Stock is listed on the NYSE under the symbol “CRGY.”

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-United States plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-United States or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•

whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)

the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)

the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)

there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Our assets should not be considered “plan assets” under these regulations because any investment in us by an ERISA Plan will satisfy the requirements in (a) above.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

Representation

Accordingly, by its acquisition and acceptance of shares of our common stock (or any interest therein), each purchaser and subsequent transferee of shares of our common stock will be deemed to have represented and warranted by its acquisition and holding thereof that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the shares of our common stock (or any interest therein) constitutes assets of any Plan or (ii) the acquisition, holding, and subsequent disposition of the shares of our common stock (or any interest therein) by such purchaser or subsequent transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A Common Stock by a non-U.S. holder (as defined below) that holds our Class A Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A Common Stock under the constructive sale provisions of the Code;

•	persons that acquired our Class A Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our Class A Common Stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A

COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A Common Stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A Common Stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A Common Stock by such partnership.

Distributions

Distributions of cash or other property on our Class A Common Stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A Common Stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Sale or Other Taxable Disposition of Class A Common Stock.”

Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A Common Stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Sale or Other Taxable Disposition of Class A Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our Class A Common Stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our Class A Common Stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our Class A Common Stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A Common Stock, more than 5% of our Class A Common Stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our Class A Common Stock as a result of our status as a USRPHC. If our Class A Common Stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A Common Stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING RULES TO THEIR OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK , INCLUDING REGARDING POTENTIALLY APPLICABLE INCOME TAX TREATIES THAT MAY PROVIDE FOR DIFFERENT RULES.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends on our Class A Common Stock and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other dispositions of shares of our Class A Common Stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A Common Stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , 2022, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and KKR Capital Markets LLC are acting as representatives, the following respective numbers of shares of Class A Common Stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
KKR Capital Markets LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A Common Stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                  additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A Common Stock.

The underwriters propose to offer the shares of Class A Common Stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $        per share. After the initial offering of the shares of Class A Common Stock, the underwriters may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions paid	$	$	$	$

The expenses of this offering that have been paid or are payable by us are estimated to be approximately $     million. We have engaged KKR Capital Markets LLC as a financial advisor in connection with this offering and have agreed to pay to KKR Capital Markets LLC a financial advisory fee in the amount of $        upon closing of this offering. We have also agreed to reimburse the underwriters up to $            for expenses related to the review of this offering by FINRA. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Our Class A Common Stock is listed on the NYSE under the symbol “CRGY.”

Certain of our affiliates, including                 , have indicated an interest in purchasing an aggregate of up to                  shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these affiliates, or any of these affiliates may determine to purchase more, less or no shares in this offering.

We have agreed that, subject to certain exceptions, we will not, directly or indirectly, take any of the following actions: (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock within the meaning of Section 16 of the Exchange Act or (v) file with the SEC a registration statement under the Securities Act relating to shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, or publicly disclose the intention to take any such action, without the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 60 days after the date of this prospectus.

Our executive officers, directors and certain holders of our outstanding Common Stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Common Stock, whether any such aforementioned transaction is to be settled by delivery of our Class A Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 60 days after the date of this prospectus, subject to certain exceptions.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase through the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares the underwriters may purchase through the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock. As a result the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, affiliates of certain of the underwriters are lenders under the Revolving Credit Facility and, as a result, will receive a portion of the net proceeds from this offering. See “Use of Proceeds.”

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Affiliates of KKR Capital Markets LLC own in excess of 10% of our issued and outstanding common stock. In addition, affiliates of Credit Suisse Securities (USA) LLC will receive at least 5% of the net offering proceeds as a result of repayment of borrowings under the Revolving Credit Facility. See “Use of Proceeds.” Accordingly, this offering will be conducted in accordance with Rule 5121 of FINRA. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as “bona fide public market,” as defined in paragraph (f)(3) of Rule 5121, exists for our Class A Common Stock. KKR Capital Markets LLC and Credit Suisse Securities (USA) LLC will not confirm sales to any account over which they exercise discretionary authority without the specific written approval of the account holder.

Selling Restrictions

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no shares have been offered or will be offered to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or “FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21 of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the depositary shares may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong

Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to depositary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

The validity of the shares our Class A Common Stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP.

EXPERTS

The financial statements of Crescent Energy Company as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, incorporated by reference herein, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The audited financial statements of Contango Oil & Gas Company as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, incorporated by reference in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Estimates of our oil and natural gas reserves and related future net cash flows and present values thereof related to our properties as of December 31, 2021 incorporated by reference herein and elsewhere in this registration statement were based on the proved reserves estimates prepared or audited by Haas Petroleum Engineering Services, Inc., Cawley, Gillespie & Associates, Inc., Netherland, Sewell & Associates, Inc. and William M. Cobb & Associates, Inc., our independent reserve engineers, summary letters of which are incorporated by reference herein. We have incorporated these estimates in reliance on the authority of such firms as experts in such matters.

Estimates of the oil and natural gas reserves and related future net cash flows and present values thereof related to the properties acquired in the Uinta Acquisition as of December 31, 2021 incorporated by reference herein and elsewhere in this registration statement were based on the proved reserves estimates prepared by Cawley, Gillespie & Associates, Inc., a summary letter of which is incorporated by reference herein. We have incorporated these estimates in reliance on the authority of such firm as an expert in such matters.

The information incorporated by reference herein as of December 31, 2020 regarding Contango’s estimates of the oil and gas reserves associated with its oil and gas properties have been audited by W.D. Von Gonten and Company and William M. Cobb & Associates, Inc., independent petroleum engineering firms. The description of the audit of such estimates is included and incorporated by reference into this prospectus upon the authority of said firm as an expert in these matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A Common Stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A Common Stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Our website is located at www.crescentenergyco.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus, and investors should not rely on such information in making a decision to purchase our Class A Common Stock.

We furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means we can disclose important information to you without actually including the specific information in this prospectus by referring to those documents. The information incorporated by reference is an important part of this prospectus.

If information in incorporated documents conflicts with information in this prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

The documents listed below have been filed by us pursuant to the Exchange Act and are incorporated by reference in this prospectus (other than, in each case, any information therein deemed furnished rather than filed):

•	our Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 10, 2022;

•	our Current Reports on Form 8-K, filed on February 7, 2022, February 10, 2022, February 16, 2022, April 5, 2022 and April 8, 2022; and

•

the description of our Class  A Common Stock contained in our Registration Statement on Form 8-A, filed on December 7, 2021 including any amendments or reports filed for the purpose of updating the description.

You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

600 Travis Street, Suite 7200

Houston, Texas 77002

(713) 337-4600

Attention: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other that the date on the front of each document.

ANNEX A

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the oil and natural gas industry:

“Bbl” means 42 U.S. gallons liquid volume per stock tank barrel.

“Boe” means barrels of oil equivalent.

“Btu” means British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water one degree Fahrenheit.

“DJ” means Denver Julesburg.

“M” means in thousands.

“MM” means in millions.

“MBbls” means thousand barrels of oil or NGL.

“MBoe” means thousand Boe.

“Mcf” means thousand cubic feet of natural gas.

“MMBoe” means million Boe.

“MMBtu” means million British thermal units.

“MMcf” means million cubic feet of natural gas.

“NYMEX” means the New York Mercantile Exchange.

“NYMEX Henry Hub” or “Henry Hub Index” means the major exchange for pricing natural gas futures on the New York Mercantile Exchange.

“oil equivalent” means natural gas is converted to a crude oil equivalent at the ratio of six Mcf of natural gas to one Boe.

“PD” means proved developed.

“PDP” means proved developed producing.

“PUD” means proved undeveloped reserves.

“PV-0 value” means the present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual discount rate of 0% used to estimate the present value of proved oil and natural gas reserves.

“PV-10 value” means the present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual discount rate of 10% used to estimate the present value of proved oil and natural gas reserves.

A-1

“SEC Pricing” means the unweighted average first-day-of-the-month commodity price for crude oil or natural gas for the period beginning January 1, 2021 and ending December 1, 2021, adjusted by lease for market differentials (quality, transportation, fees, energy content, and regional price differentials). The SEC provides a complete definition of prices in “Modernization of Oil and Gas Reporting” (Final Rule, Release Nos. 33-8995; 34-59192).

“WTI” or “West Texas Intermediate” means a light crude oil produced in the United States with an American Petroleum Institute gravity of approximately 38 to 40 and the sulfur content is approximately 0.3%.

A-2

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the shares of Class A Common Stock offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee		$6,952.50
FINRA filing fee		11,750
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

In addition, we have entered into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, that may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our directors and officers, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities

On December 7, 2021, the Company issued an aggregate 127,536,463 shares of its Class B Common Stock in connection with, and as consideration for, the closing of the Merger Transactions.

OpCo LLC Agreement

On December 7, 2021, in connection with the closing of the Merger Transactions, the Company entered into the OpCo LLC Agreement. The rights and obligations of the holders of OpCo Units are set forth in the OpCo LLC Agreement.

Pursuant to the OpCo LLC Agreement, each OpCo Unitholder other than the Company and its wholly owned subsidiaries (such group, the “Company Group”) has, subject to certain limitations, the right, pursuant to a redemption right specified in the OpCo LLC Agreement (the “Redemption Right”), to cause OpCo to redeem all or a portion of its OpCo Units for, at OpCo’s election, (i) a corresponding number of shares of the Company’s Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, and reclassifications, or (ii) an approximately equivalent amount of cash as determined pursuant to the terms of the OpCo LLC Agreement. Alternatively, upon the exercise of the Redemption Right by an OpCo Unitholder, the Company Group (instead of OpCo) will have the right, pursuant to a call right specified in the OpCo LLC Agreement (the “Call Right”), to acquire each tendered OpCo Unit directly from such OpCo Unitholder for, at the Company’s election, (i) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (ii) an approximately equivalent amount of cash as determined pursuant to the terms of the OpCo LLC Agreement.

In addition, subject to certain exceptions, once the Company Group holds more than 95% of the OpCo Units, the Company Group will have the right to effect the redemption of all of the OpCo Units held by each member of OpCo (other than the members of the Company Group). In connection with any redemption of OpCo Units pursuant to the Redemption Right (or an acquisition of OpCo Units by the Company Group pursuant to the Call Right), the corresponding number of shares of Class B Common Stock will be cancelled. As the OpCo Unitholders cause their OpCo Units to be redeemed, holding other assumptions constant, the number of OpCo Units held by the Company Group will correspondingly increase, the number of shares of Class A Common Stock outstanding will correspondingly increase and the number of shares of Class B Common Stock will correspondingly decrease.

The foregoing description of the OpCo LLC Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the OpCo LLC Agreement, a copy of which is filed as Exhibit 10.2 to this registration statement and is incorporated herein by reference.

Item 16.	Exhibits and Financial Statement Schedules

(a)    Exhibits.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

2.1	Transaction Agreement, dated as of June 7, 2021, by and among Contango Oil & Gas Company, Independence Energy LLC, IE PubCo Inc., IE OpCo LLC, IE L Merger Sub LLC and IE C Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Company’s proxy statement/prospectus, filed with the Securities and Exchange Commission on October 8, 2021).

2.2	Membership Interest Purchase Agreement, dated as of February 15, 2022, by and between Verdun Oil Company II LLC and Javelin VentureCo, LLC, and Crescent Energy OpCo LLC, as guarantor (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).

3.1	Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

3.2	Amended and Restated By-Laws of Registrant (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

4.1	Indenture, dated as of May 6, 2021, among Crescent Energy Finance LLC (f/k/a Independence Energy Finance LLC), the guarantors named therein, and U.S. Bank Trust Company, National Association, as successor to U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2022).

4.2	First Supplemental Indenture, dated as of January 14, 2022, among Crescent Energy Finance LLC, the guarantors named therein, and U.S. Bank Trust Company, National Association, as successor to U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 3o the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2022).

4.3	Second Supplemental Indenture, dated as of February 10, 2022, among Crescent Energy Finance LLC, the guarantors named therein, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2022).

4.4**	Third Supplemental Indenture, dated as of April 1, 2022, among Crescent Energy Finance LLC, the guarantors named therein, and U.S. Bank Trust Company, National Association, as trustee.

4.5	Voting Agreement, dated as of June 7, 2021, by and among John C. Goff, Independence Energy LLC and the signatories thereto (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 10, 2022).

5.1**	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being offered.

10.1	Registration Rights Agreement, dated as of December 7, 2021, by and among Crescent Energy Company and each of the other parties set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

Exhibit No.	Description

10.2	Amended & Restated Limited Liability Company Agreement of Crescent Energy OpCo LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.3	Management Agreement, dated as of December 7, 2021, by and among Crescent Energy Company and KKR Energy Assets Manager LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.4	Specified Rights Agreement, dated as of June 7, 2021, by and among PT Independence Energy Holdings LLC and Independence Energy Aggregator GP LLC (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on October 8, 2021).

10.5†	Crescent Energy Company 2021 Manager Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.6†	Form of Manager Incentive Plan Award (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.7†	Crescent Energy Company 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.8†	Form of Equity Incentive Plan RSU Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.9†	Form of Equity Incentive Plan PSU Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.10†	Indemnification Agreement (David C. Rockecharlie) (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.11†	Indemnification Agreement (Brandi Kendall) (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.12†	Indemnification Agreement (Todd Falk) (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.13†	Indemnification Agreement (Ben Conner) (incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.14†	Indemnification Agreement (Clay Rynd) (incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.15†	Indemnification Agreement (Robert G. Gwin) (incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.16†	Indemnification Agreement (Claire S. Farley) (incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

Exhibit No.	Description

10.17†	Indemnification Agreement (Erich Bobinsky) (incorporated by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.18†	Indemnification Agreement (Bevin Brown) (incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.19†	Indemnification Agreement (Karen J. Simon) (incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.20†	Indemnification Agreement (Ellis L. McCain) (incorporated by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.21†	Indemnification Agreement (John C. Goff) (incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2021).

10.22†**	Indemnification Agreement (Bo Shi).

10.23	Credit Agreement, dated as of May 6, 2021, among Independence Energy Finance LLC, Wells Fargo, National Association, JP Morgan Chase Bank, N.A. and the lender parties thereto (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 10, 2022).

10.24	First Amendment to Credit Agreement, dated as of September 24, 2021, among Independence Energy Finance LLC, Wells Fargo, National Association, and the lender parties thereto (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 10, 2022).

10.25	Second Amendment to Credit Agreement, dated as of March 30, 2022, among Crescent Energy Finance LLC, Wells Fargo, National Association, and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 5, 2022).

10.26	Third Amendment to Credit Agreement, dated March 30, 2022, by and among Crescent Energy Company, certain subsidiaries of Crescent Energy Company, as guarantors, Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto ((incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 5, 2022).

21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 10, 2022).

23.1**	Consent of Deloitte & Touche LLP, relating to Crescent Energy Company financial statements.

23.2**	Consent of Grant Thornton LLP, relating to Contango Oil & Gas Company financial statements.

23.3**	Consent of Netherland, Sewell & Associates, Inc.

23.4**	Consent of Haas Petroleum Engineering Services, Inc.

23.5**	Consent of Cawley, Gillespie & Associates, Inc.

23.6**	Consent of William M. Cobb & Associates, Inc.

23.7**	Consent of W.D. Von Gonten and Company.

24.1**	Power of Attorney (included on the signature page hereof).

99.1	Report of Netherland, Sewell & Associates, Inc.—Diversified Non-Operated and Mineral Assets, as of December 31, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 10, 2022).

Exhibit No.	Description

99.2	Report of Netherland, Sewell & Associates, Inc.—Brea-Olinda Field, Los Angeles and Orange Counties, California, as of December 31, 2021 (incorporated by reference to Exhibit 99.2 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 10, 2022).

99.3	Report of Haas Petroleum Engineering Services, Inc.—Gardendale, Newark and Renee, as of December 31, 2021 (incorporated by reference to Exhibit 99.3 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 10, 2022).

99.4	Report of Cawley, Gillespie & Associates, Inc.—Eagle Ford, as of December 31, 2021 (incorporated by reference to Exhibit 99.4 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 10, 2022).

99.5	Report of William M. Cobb & Associates, Inc.—Contango and Sunrise, as of December 31, 2021 (incorporated by reference to Exhibit 99.5 to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 10, 2022).

99.6	Report of Cawley, Gillespie & Associates, Inc.—Uinta, as of December 31, 2021 (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 8, 2022).

99.7	Report of William M. Cobb & Associates, Inc.—Contango, as of December 31, 2020 (incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 8, 2022).

99.8	Report of W.D. Von Gonten & Company—Contango, as of December 31, 2020 (incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 8, 2022).

107**	Filing Fees Table

*	To be filed by amendment.
**	Filed herewith
†	Management contract or compensatory plan or agreement

(b)    Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto incorporated by reference in the prospectus that forms a part of this registration statement.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 8, 2022.

CRESCENT ENERGY COMPANY

By:	/s/ David Rockecharlie
Name:	David Rockecharlie
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Bo Shi and Todd Falk his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated below on April 8, 2022.

/s/ David Rockecharlie David Rockecharlie	Chief Executive Officer and (Principal Executive Officer)

/s/ Brandi Kendall Brandi Kendall	Chief Financial Officer and (Principal Financial Officer)

/s/ Todd Falk Todd Falk	Chief Accounting Officer (Principal Accounting Officer)

/s/ John C. Goff John C. Goff	Chairman of the Board and Director

/s/ Robert G. Gwin Robert G. Gwin	Director

/s/ Claire S. Farley Claire S. Farley	Director

/s/ Erich Bobinsky Erich Bobinsky	Director

/s/ Ellis “Lon” McCain Ellis “Lon” McCain	Director

/s/ Bevin Brown Bevin Brown	Director

/s/ Karen Simon Karen Simon	Director